917

07026814

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mesoblast Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

SEP 2 6 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34929

FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dee

DAT : 9/20/07

AR/S
6-10-07

MESOBLAST LIMITED
ACN: 109 431 870

Rule 4.3A

Appendix 4E

Preliminary final report
Year ending on 30 June 2007

Introduced 1/1/2003. Origin: Appendix 4B

1. Reporting period
The financial information contained in this report is for the year ended 30 June 2007.
Comparative amounts are for the year ended 30 June 2006.

2. Results for announcement to the market

		Current year reported amount $	Change up/(down) from previous year $	Change up/(down) from previous year %
2.1	Revenue from ordinary activities	1,679,317	(1,142,441)	(40%)
2.2	Profit/(loss) from ordinary activities after tax attributable to members	(8,728,131)	429,544	5%
2.3	Net profit/(loss) for the year attributable to members.	(8,728,131)	429,544	5%
2.4	No dividends are being proposed or have been paid	Nil	Nil	Nil

3. Commentary related to the above results

- Revenue from ordinary activities relates primarily to government grant funding received under the Commercial Ready Program for the company's allogeneic stem cell based therapy for cartilage regeneration project. 69% ($1,854k) of the total grant was received during 2006, compared with 27% ($719k) during 2007 as the project nears completion.
- Mesoblast's total operating expenses for the year fell by 6% to $10.4 million (2006:$11.1 million). Operating expenses included $4,585k in research and development costs associated with clinical and preclinical trials (2006:$5,358k). This is principally attributable to lower expenditures in cell manufacturing incurred this year following significantly greater upfront costs in this area last year. Otherwise, research and development costs for clinical and preclinical studies have remained essentially stable.
- The loss of the year has increased by 5% ($429k) compared to last year due to the combined effects of the above two bullet points.
- Mesoblast Limited is still working towards commercialisation of its products and does not expect to pay dividends to shareholders until commercialisation has been achieved.

4. Audited Annual Report 2007
A copy of the audited annual report for the year ended 30 June 2007 for Mesoblast Limited is attached to this report.

+ See chapter 19 for defined terms.

MESOBLAST LIMITED

ACN: 109 431 870

ANNUAL REPORT

2007

CONTENTS

DIRECTORS' REPORT

The Board of Directors of Mesoblast Limited has resolved to submit the following annual financial report of the company for the financial year ended 30 June 2007. In order to comply with the provisions of the Corporations Act 2001, the directors report the following information:

DIRECTORS

Directors of the Company in office at any time during or since the end of the year (unless specified) were:

Mr Michael Spooner – Executive Chairman (resigned as Executive Chairman on 8th August 2007, remaining as non-executive Chairman after this date)
Professor Silviu Itescu – Director, Founder and Chief Scientific Adviser
Mr Donal O'Dwyer – Non-executive Director and Deputy Chairman
Mr Byron McAllister – Non-executive Director

All directors have held office since prior to the beginning of the financial year.

Details of directors qualifications, experience and special responsibilities, together with meetings attended, are found on pages 10 and 11 of this report.

PRINCIPAL ACTIVITIES & STRATEGY

Mesoblast Limited is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible.

Mesoblast Limited has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs).

The company has also acquired a substantial interest in Angioblast Systems, Inc. (Angioblast), an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

REVIEW OF OPERATIONS

2007 was an exciting year for Mesoblast as the company advanced into Phase 2 clinical trials, and further towards commercialisation of its' platform technology. The company met each of its critical milestones either on schedule or well ahead of the original timetable.

The Mesoblast Board of Directors is confident that both Mesoblast and its US-based sister company Angioblast Systems, Inc. have sufficient capital to execute each company's commercial milestones in a timely and strategic manner.

At 30 June 2007, the combined cash position of both companies was $12.5 million. The total funds at hand are sufficient to enable completion of two Phase 2 clinical trials, one in each field of orthopaedic and cardiovascular disease, under the guidelines of the US Food and Drug Administration (FDA).

The Phase 2 trials utilise the company's patented allogeneic or 'off the shelf' adult stem cells. This is in line with our unique business model to produce a low cost stem cell therapy obtained from one donor for use in up to thousands of unrelated recipients. Similarly to a pharmaceutical, this therapy will be available at the time and place of need and is expected to generate a high margin commercial return.

Both companies are advancing the shared platform technology for a variety of common diseases that have unmet medical needs and large market opportunities.

Mesoblast is commercialising the patented adult stem cells for orthopaedic indications such as spinal fusion, long bone fractures, degenerative intervertebral disc disease and arthritic cartilage degeneration in the knee and other joints.

Angioblast is commercialising the shared platform technology to treat diseases of the heart and blood vessels, including heart attacks, congestive heart failure, angina, peripheral vascular disease, and other applications.

DIRECTORS' REPORT

REVIEW OF OPERATIONS (continued)

The major achievements for both companies during the year include:

- the United States Patent and Trade Mark Office (USPTO) granted a key patent to Angioblast which delivers to both Mesoblast and Angioblast a major commercial advantage and offers long term protection for the platform technology. The patent ensures that only Mesoblast and Angioblast can commercialise our proprietary adult stem cells, termed Mesenchymal Precursor Cells, in the US, the world's largest market for regenerative medicines;

- completion of patient enrolment in both pilot clinical trials utilising autologous (or patient's own) stem cells for non-healing, long bone fractures and heart failure accompanying coronary artery disease. No adverse events related to cell implantation were reported in any of the 16 patients implanted across both pilot trials;

- in the pilot clinical trial at The Royal Melbourne Hospital, of the ten patients safely implanted, five have completed follow-up; all five patients suffering from non-healing, long bone fractures have demonstrated complete bony union;

- in the pilot heart failure trial at John Hunter Hospital in New South Wales, heart muscle recovery was seen in all six patients within three months of cell implantation, as defined in either symptoms of heart failure or in heart function;

- two Investigational New Drug (IND) submissions were each cleared by the FDA within 30 days of submission to begin Phase 2 clinical trials of our allogeneic, or 'off-the-shelf', adult stem cells for spinal fusion and for heart attacks in major US medical centers;

- preclinical trials have shown that Mesoblast's adult stem cells injected into the knee joints of animals with osteoarthritis resulted in cartilage protection and prevention of disease progression. These results expand the company's commercial opportunities into the treatment of cartilage diseases such as osteoarthritis.

Phase 2 Clinical Trial Programs

Spinal Fusion

Spinal fusion is a major global market opportunity for Mesoblast. The Phase 2 trial is based at New York's Hospital for Special Surgery, one of the world's leading orthopaedic, rheumatologic and rehabilitation specialty hospitals. The Hospital for Special Surgery performs more spinal fusions, hip, knee and shoulder replacements than any other hospital in New York City and in New York State. The Principal Investigator, Professor Joseph Lane, MD, is Professor of Orthopaedic Surgery and Assistant Dean at Weill Medical College of Cornell University in New York.

Spinal fusion is used to treat patients with degenerative intervertebral disc disease. Over 300,000 spinal fusion procedures are currently performed annually in the United States alone and the number is expected to grow to over 500,000 per year by 2009. Current fusion therapies use bone harvested from a patient's own hip (termed autograft), that requires a second surgical procedure which frequently results in long-term complications such as chronic pain and infection.

Mesoblast's preclinical stem cell trials showed equally or more robust, continuous, and mechanically strong fusion when compared with the current standard surgical treatment, hip bone autograft, indicating that Mesoblast's therapy can eliminate the need for a second surgical procedure and its potential complications.

Heart Attack

Angioblast's Phase 2 clinical trial in patients with heart attacks will be performed at the Texas Heart Institute. The trial will focus on the safety and effectiveness of company's allogeneic stem cells injected into the damaged heart muscle 10 days after an acute heart attack. The cells will be delivered by the latest catheter technology provided by Angioblast's corporate partners, the Johnson and Johnson companies Cordis Corporation and Biosense Webster.

Heart attacks represent a major market opportunity for Angioblast. Over 1 million new heart attacks are treated annually in the US alone, representing a multibillion dollar market opportunity. Heart attacks are caused by coronary artery blockage, the leading cause of death in the US according to the American Heart Association. Current therapies to open blocked arteries have improved early survival, but do not result in rebuilding of heart muscle and do not prevent progression of congestive heart failure, poor quality of life and long term deterioration.

In preclinical trials supporting Angioblast's IND submission, implantation of the company's patented stem cells by the Johnson and Johnson catheter system resulted in significant improvement of heart function and reduction in congestive heart failure.

DIRECTORS' REPORT

REVIEW OF OPERATIONS (continued)

Preclinical Programs
Knee Osteoarthritis
The osteoarthritis (or cartilage as its sometimes referred to) program, is an exciting example of how Mesoblast is now positioned to rapidly leverage off our clinical and technical accomplishments in order to fully exploit new global market opportunities for our unique platform technology.

The decision to target osteoarthritis signals a logical expansion of our clinical applications to include diseases of cartilage, in addition to our established bone regeneration programs comprising spinal fusion and long bone fractures.

Inflammatory diseases of the joints, such as osteoarthritis, affect over 43 million people annually in the United States alone. More than 10 million people in the US currently suffer from osteoarthritis of the knee, making it the most common joint disease. Access Economics estimated that in Australia osteoarthritis affects more than 3.4 million Australians costing the community billon of dollars annually in direct and indirect costs.

Osteoarthritis is a common result where there has been a loss of cartilage through injury which cannot easily repair itself and for which there is no effective regenerative therapy. Current treatments attempt to alleviate painful symptoms but are unable to restore the cartilage lining the joint. Joint replacement is often the only option for restoring function.

The positive preclinical trials were facilitated by an Australian Government's Commercial Ready Grant of $2.7 million awarded to Mesoblast in December 2005.

The results of these cartilage trials will, in due course, be used in an Investigational New Drug (IND) submission to the United States (US) Food and Drug Administration (FDA) for multiple Phase 2 clinical trials for treatment of patients with degenerative osteoarthritis of the knee.

Intervertebral Disc Repair
Low back pain affects 15-25% of the population as a result of degenerative intervertebral disc disease. While spinal fusion remains the therapeutic goal for end-stage disc disease, a less invasive approach is needed to address the needs of the much larger population with early stage disc disease. Mesoblast is developing an allogeneic adult stem cell product which can be injected by a minimally invasive approach into degenerating discs of unrelated recipients in order to repair and regenerate disc cartilage. Preclinical trials are currently ongoing.

Patent Portfolio
Building upon and continuing to expand a broad-based international patent portfolio is fundamental to the commercial strategies of both Mesoblast and Angioblast.

The US patent granted in the second half of 2006 is a major asset and a significant leverage point in creating strategic business opportunities with global pharmaceutical and medical device companies. It confers certainty and significantly increases the commercial value of our platform technology.

The patent granted by the USPTO confers rights through to at least the year 2019 to composition-of-matter, or ownership, over the unique adult stem cells, which were first identified at the Hanson Institute in Adelaide, South Australia.

It enables us to broadly commercialise a unique cell population that regenerates and repairs a host of tissue types including bone, cartilage, fat, blood vessels, and heart muscle.

Specifically, it serves to underpin our US market strategies, and to drive commercialisation of our exclusive technology platform and delivery of outcomes that will materially impact both the quality of life and cost of medicine for many patients worldwide.

Funding
During the year Mesoblast Limited undertook a capital raising of approximately $17m from existing shareholders as well as institutional and sophisticated investors. These funds are being employed to progress the commercialisation of the company's key platform technology. In addition shareholders at the last AGM approved a further investment in our sister company, Angioblast Systems, Inc. in the United States to progressively take our total shareholding in this company to nearly 40%.

At the date of this report your directors believe that Mesoblast is adequately funded to meet its immediate objectives of commencing key clinical trials in the United States particularly associated with Spinal Fusion.

Strategic Relationships
The company continues to pursue and solidify strategic relationships with major international medical device and pharmaceutical companies. Existing relationships have been of great benefit to the company during the twelve months under review, and these may expand in scope as both Mesoblast and Angioblast mature into late stage clinical organisations.

DIRECTORS' REPORT

FINANCIAL SUMMARY

Operating results
The net loss for the year was $8,728,131 (2006: $8,298,587) and is in line with expectations. The result reflects full year operations for the company the continued development of our platform technology.

Income
Revenue during the period was $1,679,317 (2006: $2,821,758) and is made up of:

	30 June 2007 $	30 June 2006 $
Revenue from continuing operations		
Commercial Ready government grant received	719,698	1,854,048
Interest received	939,557	557,487
Research and development tax offset	-	345,638
Other income	20,062	64,585
	1,679,317	2,821,758

Expenditure
In line with the company's policy and to comply with accounting standards, all costs associated with research and development are fully expensed in the period in which they are incurred as the directors do not consider the company can yet demonstrate all the factors required in order to capitalise development expenditure.

Total operating expenses for the period were $10,407,448 (2006: $11,120,345) and is made up of:

	30 June 2007 $	30 June 2006 $
Research and development	4,584,680	5,358,277
Management and administration	2,550,779	2,177,053
Employee benefits expense	1,557,321	1,570,514
Interest costs	542	110,092
Share of losses of equity accounted associates	1,714,126	1,904,409
	10,407,448	11,120,345

Research and development expenses have fallen this year largely due the to the cell manufacturing necessary for clinical trials being completed by December 2006.

Cash flow statement
Net cash outflow from operations increased to $9,102,676 in 2007 (2006:$3,741,350) largely due to the following reasons:

- government grant funding and the R&D tax refund received in 2006 was approximately $1.5m higher than in 2007;
- 2006 result from operations includes $2.1m of research and development expenses accrued for, which were paid during 2007;
- the majority of 2007 research and development has all been paid for during the current financial year.

During the period under review the company issued a further 13,882,800 shares at $1.25, providing approximately $17m in cash (2006: nil) which has largely been used to fund clinical trials and further investment in Angioblast.

DIRECTORS' REPORT

Balance sheet

At 30 June 2007 the company's cash position was $12,055,040 (2006: $7,854,843) whilst Angioblast Systems, Inc. was $449,923 (2006: $1,190,301) which together reflect the total available funds available at balance date to progress the platform technology.

The company's policy is to hold its cash and cash equivalent deposits in "A" rated or better deposits.

The company's strategy is to outsource manufacturing and all continuing research to specialist, best of breed partner organisations. As a consequence the company has not incurred any major capital expenditure for the period and does not intend to incur substantial commitments for capital expenditure in the immediate future.

Mesoblast is committed to investing a further $5,339,452 in its associate, Angioblast, on the condition that Angioblast uses the funds to achieve a phase two clinical trial report as outlined in the Series B Preferred Stock Financing ("Series B") agreement. A further $1,080,000 will also be payable to Angioblast under the Series B agreement. On completion of all payments under the Series B agreement, Mesoblast will hold a 39.2% share of its associate provided there are no further issues of share capital which would dilute this holding.

Earnings per share

	2007 Cents	2006 Cents
Basic earnings/(losses) per share	(8.20)	(8.87)
Diluted earnings/(losses) per share	(8.20)	(8.87)

DIVIDENDS

No dividends were paid or declared during the course of the financial year and no dividends are recommended in respect to the financial year ended 30 June 2007.

INVESTMENT IN ANGIOBLAST SYSTEMS, INC.

Angioblast Systems, Inc. is a non-listed biotechnology company based in New York. The company was incorporated on 27 April 2001 in Delaware, United States of America.

Angioblast's principal focus is to commercialise cardiovascular applications of our adult stem cell technology which was acquired from the Hanson Institute/Institute of Medical and Veterinary Science in South Australia.

Mesoblast has acquired a 34.6% (2006: 33.3%) interest in Angioblast. Angioblast successfully submitted an IND application to the US FDA during the financial year, at which point Mesoblasts' preference share holding converted into 33.3% of Angioblast Systems, Inc. issued common stock. The remaining 1.3% investment in Angioblast is held in the form of 94,027 preference shares acquired under the Series B Stock Financing Agreement. Mesoblast will invest a further $6,419,452 in return for 330,973 preference shares under this agreement. These preference shares will convert to an additional 5.9% holding in Angioblast common stock upon Angioblast successfully completing a phase two clinical trial report.

Mesoblast has provided total cash to date of $11,880,548 (2006: 8,000,000) in funding to Angioblast under the Series A and Series B agreements, for the purpose of Angioblast to continue to develop cardiovascular applications of our adult stem cell technology.

SHARE OPTIONS

Share options granted to directors and executives

During and since the end of the financial year, the following options over unissued ordinary shares of Mesoblast Limited were granted by the Company to the directors and the most highly remunerated officers of the company as part of their remuneration:

Directors	**No. of options granted**	**No. of ordinary shares under option**
Donal O'Dwyer – Non-executive director (i)	150,000	150,000
Most highly remunerated officers		
Paul Rennie – Chief Operating Officer (ii)	250,000	250,000
Kevin Hollingsworth – Company Secretary and Chief Financial Officer (ii)	200,000	200,000
	600,000	600,000

(i) approved by shareholders at the AGM held 23 November 2006.

(ii) approved by the board of directors on 27 July 2007.

Shares under option

Unissued ordinary shares of Mesoblast Limited under option at the date of this directors' report are as follows:

Option Series	Issue Date	Number of shares under option	Exercise price of options	Expiry date of options
1	29 September 2004	4,320,000	$0.55	29 September 2009
1	26 October 2004	400,000	$0.55	30 December 2007
2(b),(c)	16 December 2004	230,000	$0.60	16 December 2007
2(a)	16 December 2004	550,000	$0.60	16 December 2008
2(c)	16 December 2004	80,000	$0.60	04 July 2008
3	25 August 2005	350,000	$0.65	31 December 2008
3	25 August 2005	350,000	$0.65	30 June 2009
4(c)	23 February 2006	80,000	$0.65	23 February 2009
4(a)	23 February 2006	34,000	$0.65	31 March 2009
4(a)	23 February 2006	66,000	$0.65	1 May 2010
4(b)	23 February 2006	316,667	$0.65	30 June 2009
4(b)	23 February 2006	350,000	$1.20	30 June 2010
4(b)	23 February 2006	350,000	$1.20	30 June 2011
6(a)	17 March 2006	50,000	$2.02	17 March 2008
6(a)	17 March 2006	50,000	$2.02	17 March 2009
6(b)	17 May 2006	10,000	$1.52	17 May 2008
6(b)	17 May 2006	10,000	$1.52	17 May 2009
6(c)	6 June 2006	10,000	$1.75	6 December 2007
6(c)	6 June 2006	10,000	$1.75	6 June 2008
5	23 November 2006	150,000	$0.65	23 November 2009
6(d)	1 January 2007	15,000	$1.96	1 July 2008
6(d)	1 January 2007	45,000	$1.96	1 January 2009
6(d)	1 January 2007	30,000	$1.96	1 January 2010
6(d)	1 January 2007	40,000	$1.96	1 January 2011
6(d)	1 January 2007	30,000	$1.96	1 August 2008
6(d)	1 January 2007	30,000	$1.96	1 February 2009
7	27 July 2007	2,480,000	$2.13	30 June 2012
		10,436,667		

Shares issued on exercise of options

Detail of shares or interests issued as a result of the exercise of options during of since the end of the financial year are:

Option Series	Grant Date	Number of shares issued	Amount paid per share	Amount unpaid per share
2(c)	16 December 2004	80,000	$0.60	Nil
4(a)	23 February 2006	210,000	$0.65	Nil
4(b)	23 February 2006	33,333	$0.65	Nil
4(c)	23 February 2006	10,000	$0.65	Nil
		323,333		

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

No significant changes occurred in the state of affairs of the company during the financial year other than those disclosed in the review of operations.

DIRECTORS' REPORT

MATTERS SUBSEQUENT TO BALANCE DATE

On 27 July 2007, a total of 2,480,000 share options were granted to employees (including most highly remunerated executives) and consultants as approved by the board of directors on this date. No other matters or circumstances have arisen since 30 June 2007 up to the date of this report that the directors believe have significantly affected or may significantly affect Mesoblasts:

- operations in future financial years
- results of those operations in future financial years
- state of affairs in future years.

BUSINESS STRATEGY PROSPECTS FOR FUTURE YEARS

Mesoblast is committed to the rapid commercialisation of its adult stem cell platform technology. Our ongoing strategy is to maximise shareholder wealth through rapid completion of existing clinical trial programs and to significantly extend our market opportunities by initiating new programs that build logically on extensive work that has been completed. Mesoblast will continue to aggressively engage commercial partner organisations as a key part of our ongoing strategy.

At the date of this report Mesoblast will:

- Firmly focus it's attention on patient enrollment and trial completion associated with our phase II clinical trial program in the United States for spinal fusion;
- Consider the filing of a new indication with the United States Food and Drug Administration for the commencement of clinical trials associated with long bone fractures;
- Aggressively pursue clinical and preclinical trial programs associated with the treatment of osteoarthritis.

Mesoblast has a strong and ongoing relationship with its sister company Angioblast Systems, Inc. in the United States. We will continue to work closely with the management and board of directors of Angioblast to protect and enhance our significant investment in that company.

ENVIRONMENTAL REGULATIONS

Mesoblasts operations are not subject to any significant environmental regulation under either Commonwealth or State legislation. The Board, however, considers that adequate systems are in place to manage the Company's obligations and is not aware of any breach of environmental requirements as they relate to the Company.

INDEMNIFICATION OF OFFICERS

During the financial year, the company paid a premiums in respect of a contract insuring the directors and company secretary of the company (as named above), and all executive officers of the company against a liability incurred as such a director, company secretary or executive officer to the extent permitted by the Corporations Act 2001. Further disclosure required under section 300(9) of the Corporations Act 2001 is prohibited under the terms of the insurance contract.

PROCEEDINGS ON BEHALF OF THE COMPANY

The Corporations Act 2001 allows specified persons to bring, or intervene in, proceedings on behalf of the Company. No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the *Corporation Act 2001*.

NON-AUDIT SERVICES

PKF provided no non audit services during the year and accordingly there were no amounts paid or payable to PKF for such services (2006: nil).

AUDITOR'S INDEPENDENCE DECLARATION

A copy of the auditor's declaration under Section 307C in relation to the audit for the year ended 30 June 2007 is included on page 19 of the annual report.

DIRECTORS' REPORT

INFORMATION ON DIRECTORS AND KEY MANAGEMENT PERSONNEL

Michael Spooner

Non-executive Chairman – Bcom, ACA, MAICD

Shares held:	200,000
Options held:	1,100,000

Mr Spooner is a well known and respected business leader. He has an extensive network of relationships with investment firms and business communities across the globe, having spent the majority of the past 25 years living and working internationally. Most recently, Mr. Spooner was Managing Director & CEO of Ventracor Limited where he led the transformation of a small Australian listed life sciences company into the second highest performing stock on the S&P/ASX 200 index in 2003. He was a Principal Partner and Director of Consulting Services with PriceWaterhouse Coopers (Coopers & Lybrand) in Hong Kong for several years. Currently, Mr. Spooner advises a number of high growth corporations and is a non-executive director of Peplin Limited

Other Directorships of listed companies over the past three years are director of Peplin Limited and Ventracor Limited.

Silviu Itescu

Director and Chief Scientific Adviser – MBBS (Hons), FRACP, FACP, FACR

Shares held:	36,632,196
Options held:	Nil

Professor Itescu is on the medical faculties of both Columbia University in New York and the University of Melbourne. He has established an outstanding international reputation in the fields of stem cell biology, autoimmune diseases, organ transplantation, and heart failure. In these areas of focus he has gained broad experience, from basic research in the laboratory through to new drug development and clinical evaluation. Most recently he has pioneered novel approaches to the use of adult stem cells for the treatment of heart disease, is leading international collaborative trials in this area, and has been an advisor on cell therapy for cardiovascular diseases to both the United States President's Council on Bioethics and the United States FDA Biological Response Modifiers Advisory Committee (BRMAC) Professor Itescu has consulted for various international pharmaceutical companies, has been an adviser to biotechnology and health care investor groups, and is a non-executive director of Amrad Corporation and Ambri Limited. Professor Itescu is the founder of both Mesoblast Limited and Angioblast Systems, Inc.

Professor Itescu is currently on the Board of Directors of both Mesoblast Ltd and Angioblast Systems, Inc.

Other Directorships of listed companies over the past three years are director of Amrad Corporation Limited and Ambri Limited.

Donal O'Dwyer

Non-executive Director – BE, MBA

Shares held:	-
Options held:	300,000

Mr. O'Dwyer has almost 20 years experience as a senior executive in the global cardiovascular and medical devices industries. From 1996 to 2003, Mr. O'Dwyer worked for Cordis Cardiology, the cardiology division of Johnson & Johnson's Cordis Corporation, initially as its president (Europe) and from 2000 as its worldwide president. Cordis is the world's largest manufacturer of innovative products for interventional medicine, minimally invasive computer-based imaging, and electrophysiology. In his role, Mr. O'Dwyer led Cordis through the launch of the revolutionary Cypher drug eluting coronary stent technology, and saw the company take over number one market share of coronary stents worldwide. He directly supervised an increase in sales from $US500 million in 2000 to $US2 billion in 2003. Prior to joining Cordis, Mr. O'Dwyer worked for 12 years with Baxter Healthcare, rising from plant manager in Ireland to president of the Cardiovascular Group, Europe, now Edwards Lifesciences. Mr. O'Dwyer is a qualified civil engineer, has an MBA and is on the board of a number of companies including Cochlear Limited and Sunshine Heart Inc

Mr O'Dwyer is currently Mesoblast's representative on the Board of Directors for Angioblast Systems, Inc.

Other Directorships of listed companies over the past three years are director of Cochlear Limited and Sunshine Heart Inc. and Chairman of Atcor Medical Holdings Limited.

DIRECTORS' REPORT

Byron McAllister

Non-executive Director – BS M.Agr

Shares held: -
Options held: 150,000

Mr. McAllister has extensive expertise in product development, quality assurance, and obtaining FDA regulatory approvals within the healthcare industry. He has extensive expertise within the biologics, pharmaceutical and medical device industries, and has prepared full documentation for approval by the U.S. FDA, UK MCA, and other world health regulatory authorities. Most recently, Mr. McAllister has served as Vice President, Worldwide Quality Assurance, for the Ares-Serono Group based in Geneva and Boston, overseeing operations in over a dozen countries. Mr. McAllister has held senior management positions in manufacturing and quality assurance with Abbott Laboratories' Ross Laboratories and Diagnostics Divisions, Amersham Corporation, and Coulter Electronics Corporation. He is a member of the PDA (Parenteral Drug Association), American Society For Quality (ASQ), and the Regulatory Affairs Professionals Society (RAPS).

Paul Rennie

Chief Operating Officer – B. Sc., MBM, MS

Shares held: -
Options held: 250,000

Mr. Rennie has over 25 years experience in marketing and business development within the Australian 'biomedical and pharmaceutical industry. He was formerly Director of Business Development for Soltec, a wholly owned subsidiary of F H Faulding & Co. Ltd., with focus on developing improved pharmaceutical drug delivery systems. Previously, as Business Development Manager for the Biosciences Division of Bonlac, he led the commercialisation strategies and licensing negotiations between Bonlac's CPP-ACP technology to Warner Lambert. Between 1990-1994 he held various positions with the global pharmaceutical company Merck Ltd, where as National Sales and Marketing Manager he was responsible for Australia-wide sales of pharmaceuticals, analytical reagents, environmental monitoring products, and scientific research products. In this capacity, Mr. Rennie implemented a new strategic plan which contributed to transforming Merck Australia from having a loss in 1993 to record sales and profits in 1996.

Kevin Hollingsworth

Company secretary and Chief Financial Officer – FCPA, FCMA

Shares held: -
Options held: 200,000

Mr. Hollingsworth is a Fellow of CPA Australia, and a past chairman of both the National and Victorian Industry and Commerce Accountants Committees. He is also a Fellow of the Chartered Management Accountants and a Past National President of CIMA Australia. Mr. Hollingsworth has most recently been non-executive director and company secretary for Alpha Technologies Corporation Ltd, a global company with operations in the US, Mexico, Europe and China, designing and manufacturing temperature sensors for disposable medical devices, as well as precision thermometry and instrumentation for the biotechnical and life science industry.

MEETINGS OF DIRECTORS

The number of meetings of the Company's directors (including committee meetings of directors) held during the year ended 30 June 2007 and the numbers of meetings attended by each director were:

	Board of directors		Audit & Risk committee		Nomination & remuneration committee	
Director	**Held**	**Attended**	**Held**	**Attended**	**Held**	**Attended**
Spooner	8	8	3	3	1	1
Itescu	8	8	3	3	1	1
McAllister	8	7	3	3	1	1
O'Dwyer	8	8	3	3	1	1

REMUNERATION REPORT

The directors of the Company present the following remuneration report, which forms part of the directors' report and has been prepared in accordance with s300A of the Corporations Act 2001. The remuneration report has been audited by PKF Chartered Accountants.

The remuneration report is set out under the following main headings:

A. Key management personnel
B. Remuneration principles and policy
C. Services agreements
D. Remuneration of key management personnel
E. Share-based compensation

A. KEY MANAGEMENT PERSONNEL

The directors and executives set out in the tables below are also considered to be the key management personnel of Mesoblast Limited, in that they have authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel of the Company include all directors, executive or otherwise.

Directors
The following directors of Mesoblast Limited held office during or since the end of the financial year:

Name	Position
Michael Spooner(i)	Non-executive Chairman
Silviu Itescu	Executive Director and Chief Scientific Adviser
Byron McAllister	Non-executive Director
Donal O'Dwyer	Non-executive Director

(i) Michael Spooner resigned as executive Chairman on 8th August 2007. He becomes non-executive Chairman after this date.

Executives
The highest remunerated Company executives, including executive directors, during the year were:

Name	Position
Michael Spooner(i)	Executive Chairman
Silviu Itescu	Chief Scientific Adviser
Paul Rennie	Chief Operating Officer
Kevin Hollingsworth	Company Secretary and Chief Financial Officer

No other changes to key management personnel have occurred after the reporting date and prior to the date of the Directors Declaration, other than those indicated above.

B. REMUNERATION PRINCIPLES AND POLICY

Board policy for determining remuneration

The Company's goal is to engage and promote excellence at Board level, in staff members and in partner organisations. The Company looks to engage the services of individuals and organisations with the experience necessary to assist the Company in meeting its strategic objectives. The Board of Directors has determined that recurring costs associated with full time employment should be held to a minimum wherever possible whilst maintaining a high level of competency in core skills in clinical and regulatory management.

The Board ensures that executive reward complies with good reward governance practices:

- Competitiveness and reasonableness
- Acceptability to shareholders
- Performance linkage
- Transparency
- Capital management

The Company has structured an executive remuneration framework that is market competitive and complimentary to the reward strategy of the organisation.

The Company's remuneration framework is aligned to shareholders interests and in particular aligned to the rapid commercialisation of the Company's intellectual property and in achieving its milestones in a highly ethical and professional manner.

The executive remuneration framework provides a mix of fixed and variable pay and performance incentive rewards.

Remuneration structure

(a) Non-executive directors fees
Directors fees were determined as at the date of the company's public listing on 16 December 2004 and by reference to industry standard. Directors fees have not changed since 16 December 2004. Components of the remuneration package include a cash element together with unquoted medium term options.

Director fees are $40,000 per non executive director and $75,000 for the Chairman and reflect the demands which are made on and the responsibilities of the directors. A limit to total directors' fees of $500,000 was set at the time of the public listing and has not subsequently changed.

(b) Executive pay
The executive pay and reward framework has three components, which in combination comprises the executives' total remuneration:

- Base pay and benefits (i)
- Short term performance incentives (ii)
- Long term performance incentives (iii)

(i) **Base pay and benefits**
A total employment cost package may include a combination of cash and prescribed non-financial benefits at the executives' discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. The base pay for executives is reviewed annually to ensure the executives pay is competitive with the market. An executive's pay is also reviewed on promotion.

There is no guaranteed base pay increases included in any executive contracts.

(ii) **Short term performance incentives**
Bonuses are payable to executives based upon the attainment of agreed corporate and individual milestones and are reviewed annually and approved by the Board of Directors.

(iii) **Long term performance incentives**
Performance conditions were attached to the following options granted to key management personnel in previous financial years (there are no long term performance incentives attached to remuneration granted in the current financial year):

Options granted to Paul Rennie*

- 80,000 options will vest on achieving a Standard Operating Procedure (SOP) for the manufacture of cells. This milestone was reached on 6 September 2006;
- 80,000 options vest on completing human pre-regulatory trials for a Mesoblast Orthopaedic Application of the licensed technology. This milestone is expected to be reached on 4 July 2008, being the date the last patient is due to have their final follow up visit;
- 80,000 options vest on approval of Mesoblast's US Food and Drug Administration (FDA) Investigative New Drug (IND) approval. This milestone was reached on 16 December 2006;

Options granted to Byron McAllister

- 75,000 options vest should the Company achieve an IND approval from the US FDA for initiating multi-centre orthopaedic clinical trials within a period of 2 years after the Company became listed on the ASX (16 December 2004). This milestone was reached on 16 December 2006;
- 75,000 options vest should Angioblast Systems, Inc. achieve IND approval from the US FDA for initiating multi-centre cardiovascular clinical trials within a period of 3 years after the Company became listed on the ASX (16 December 2004). This milestone was reached on 1 May 2007.

These performance conditions were chosen as they are fundamental to the Company's progress towards the commercialisation of its products. The dates these milestones are deemed to have been met are as follows:

- For options that are granted on obtaining IND approval, IND approval is deemed to be the date 30 days following the date when the IND application is lodged with the FDA, provided the FDA has not placed a hold on the clinical trial.
- For options granted on achieving an SOP, the SOP is deemed to have been achieved on the date when the SOP has been approved and released by Quality Assurance.
- For options granted on completing a human pre-regulatory trial, the completion date is deemed to be the date of the last patient's follow-up visit, which normally occurs 12 months after MPCs have been implanted into the patient.

*Paul Rennie transferred these options to another holder on 15 November 2006; consequently he no longer holds these options.

DIRECTORS' REPORT

Relationship between remuneration policy and company performance

	16 December 2004 (date of listing)	30 June 2005	30 June 2006	30 June 2007
Closing share price (IPO price)	$0.50	$0.43	$1.52	$2.02
Price increase/(decrease) $	n/a	$(0.07)	$1.09	$0.50
Price increase/(decrease) %	n/a	(14%)	255%	33%

Mesoblast is continuing to conduct research and development of its adult stem cell technology, and has reported losses to date mainly as a consequence of expensing research and development. It is yet to pay shareholders a dividend, and does not expect to pay a dividend prior to commercialising its products. It is has not made any returns of capital to shareholders to date.

DIRECTORS' REPORT

C. SERVICE AGREEMENTS

Remuneration and other terms of employment for the Executive Chairman, Chief Scientific Advisor and other key management personnel are formalized in service agreements. These agreements may provide for the provision of performance related cash bonuses and the award of options.

Provisions of the agreements relating to remuneration are set out below:

Michael Spooner, non-executive Chairman
The Board of Directors has continued the agreement for the executive Chairman, under the same terms set out below, until resignation date of 8th August 2007:

- Term of agreement: commencing 15 August 2005;
- Executive salary: $300,000 per annum (inclusive of superannuation);
- Short term Incentive of $150,000 based upon successful completion of several critical milestones
- Share options as follows:
    - 350,000 65 cent options vested on 31 December 2005, expiring 31 December 2008
    - 350,000 65 cent options vested on 30 June 2006, expiring 30 June 2009

Agreement for non-executive Chairman

- Term of agreement: commencing 8 August 2007;
- Chairman fees: $75,000, inclusive of superannuation.

Silviu Itescu, Director and Chief Scientific Adviser
Agreement in operation from 12 November 2004 to 31 January 2007:

- Term of agreement: commencing 12 November 2004;
- Base salary: $125,000 in the first year reviewed independently and annually (but not to be less than $125,000) by the Board of Directors;
- Termination: no terms have been agreed;
- Bonus: nil;
- Options: nil.

Agreement in operation from 1 February 2007:

- Term of agreement: commencing 1 February 2007;
- Salary: $190,000 inclusive of superannuation per annum ;
- Termination: no terms have been agreed;
- Bonus: nil;
- Options: nil.

Bryon McAllister, Non-executive Director

- Term of agreement: commencing 28 September 2004*;
- Director fees: $40,000 in the first year reviewed independently and annually by the Board of Directors;
- Termination: no terms have been agreed;
- Bonus: nil;
- Options: two equal tranches of 75,000. These options vest according to the milestones specified in section B(b)(iii) of this remuneration report.

Donal O'Dwyer, Non-executive Director

- Term of agreement: commencing 28 September 2004*;
- Director fees: $40,000, inclusive of superannuation, in the first year reviewed independently and annually by the Board of Directors;
- Termination: no terms have been agreed;
- Bonus: nil;
- Options: 150,000 60 cent options held in escrow until 16 December 2006.

Paul Rennie, Chief Operating Officer
Agreement in operation from 10 December 2004 to 31 May 2007:

- Term of agreement: commencing 10 December 2004 and ongoing;
- Base salary: $185,000 per annum, full time;
- Superannuation: $20,000 per annum;
- Termination: by three months' notice from either side;
- Bonus: at the discretion of the board of directors.

Agreement in operation from 1 June 2007:

- Term of agreement: commencing 1 June 2007;
- Base salary: $140,000 per annum, three days per week;
- Superannuation: $25,000 per annum;
- Termination: by three months' notice from either side;
- Bonus: $80,000 ($40,000 payable on 1 July 2007 and $40,000 payable on 1 January 2008).

Kevin Hollingsworth, Chief Financial Officer and Company Secretary
No formal agreement specifying remuneration is in place. Kevin Hollingsworth is paid on a time-spent basis.

*non-executive directors are appointed by shareholders on the basis that 1/3 of all non executive directors retire annually and are eligible for re-election at the company's Annual General Meeting.

D. REMUNERATION OF KEY MANAGEMENT PERSONNEL

Details of the remuneration of each director of Mesoblast Limited and the key management personnel of the Company are set out below.

	Short term employee benefits		Post-employment benefits	Share-based payments			
Name	**Salary & fees**	**Bonus (i)**	**Super-annuation**	**Options & rights**	**Total**	**Remun-eration consisting of options**	**Perform-ance based remun-eration (ii)**
	$	$	$	$	$	%	%
<u>Directors</u>							
2007							
Executive directors							
Michael Spooner	275,229	137,615	37,156	29,000	479,000	6.1%	28.7%
Silviu Itescu	160,130	-	6,537	-	166,667		-
Non-executive directors							
Byron McAllister (iii)	40,000	-	-	10,875**	50,875	21.4%	-
Donal O'Dwyer	36,697	-	3,303	70,571	110,571	63.8%	-
	512,056	137,615	46,996	110,446	807,113		
2006							
Executive directors							
Michael Spooner	249,426	150,000*	22,448	198,000	619,874	31.9%	24.2%
Silviu Itescu	137,500	-	-	-	137,500	-	-
Non-executive directors							
Byron McAllister (iii)	40,000	-	-	21,750**	61,750	35.2%	35.2%
Donal O'Dwyer	36,697	-	3,303	21,750	61,750	35.2%	-
	463,623	150,000	25,751	241,500	880,874		
<u>Other Key Management Personnel</u>							
2007							
Paul Rennie (iv)	176,583	50,000*	21,248	21,894**	269,725	8.1%	20.7%
Kevin Hollingsworth	113,069	-	-	-	113,069	-	-
	289,652	50,000*	21,248	21,894	382,794		
2006							
Paul Rennie (iv)	150,000	45,520	20,006	196,639**	412,165	47.7%	17.6%
Kevin Hollingsworth	100,000	-	-	-	100,000	-	-
	250,000	45,520	20,006	196,639	512,165		
<u>Total 2007</u>	801,708	187,615	68,244	132,340	1,189,907		
<u>Total 2006</u>	713,623	195,520	45,757	438,139	1,368,039		

* Bonuses were paid in full into the executive's nominated superannuation fund.

(i) All bonuses reported in the above table are 100% of the bonus entitlement for each relevant executive. Bonuses forfeited during the year as a result of performance targets not being met were nil (2006: nil).

(ii) Performance-based remuneration includes all bonuses paid, and certain amounts of share-based remuneration, as described in (iii) and (iv) below. The grants of options that are subject to performance criteria are further described in section B(b)(iii) of this remuneration report. Share-based remuneration and bonuses that are not subject to performance criteria relates to options issued in order to facilitate the growth and performance of the company as a whole, rather than for a specific milestone to be met.

(iii) Byron McAllister's share-based remuneration is 100% performance based (2006: 100%).

(iv) An amount of $5,945 of Paul Rennie's share-based remuneration is performance based (2006: $22,693).

E. SHARE-BASED COMPENSATION

Options to purchase fully paid shares of the Company granted as remuneration during the year:

	Grant Date	Granted No.	Vesting date (i)	Expiry date	Exercise price $	Fair value $
2007						
Donal O'Dwyer(ii)	23/11/2006	50,000	23/11/2006	23/11/2009	0.65	0.589
Donal O'Dwyer(ii)	23/11/2006	50,000	23/11/2007	23/11/2009	0.65	0.678
Donal O'Dwyer(ii)	23/11/2006	50,000	23/11/2008	23/11/2009	0.65	0.718
2006						
Michael Spooner(ii)	25/08/2005	350,000	31/12/2005	31/12/2008	0.65	0.19
Michael Spooner(ii)	25/08/2005	350,000	30/06/2006	30/06/2009	0.65	0.21
Paul Rennie	23/02/2006	150,000	30/06/2006	30/06/2009	0.65	0.89
Paul Rennie	23/02/2006	150,000	30/06/2007	30/06/2010	1.20	0.65
Paul Rennie	23/02/2006	150,000	30/06/2008	30/06/2011	1.20	0.75

All share options issued to key management personnel were made in accordance with the provisions of the executive share option plan. All options issued were issued for no consideration, therefore there are no amounts unpaid with respect to these options as they have all been issued for no consideration. There are no performance criteria attached to any of the options granted during the year (2006: nil).

(i) Vesting dates are not subject to any milestones being met.
(ii) Modifications to terms and conditions of certain options during the year are as follows:

Options granted to Michael Spooner and Donal O'Dwyer (above) were originally granted with exercise conditions, in addition to those described above, as follows:

- 1/3 of the vested options could be exercised in the first 12 months following vesting date;
- up to a total of 2/3 could be exercised between 12 and 24 months following vesting date;
- the balance being able to be exercised (to the extent not already exercised) between 24 months and 36 months of vesting.

On 5 June 2007, the Board of Directors approved that the conditions described above be removed from the terms and conditions of affect options. These options are now able to be exercised in full.

Michael Spooner's options are to be held in Escrow in either shares or as options until the earlier of Mr Spooner's retirement from the Board or 60 days following 31 July 2008 at which time any outstanding options will lapse.

The share price of the securities under option as at the date of the modification was $2.20. The directors do not believe there is any incremental fair value granted as a result of the modification.

Options held by key management personnel that vested during the year :

	Number of options vested during the year 2007	Number of options vested during the year 2006
Michael Spooner	200,000	900,000
Donal O'Dwyer	125,000	75,000
Byron McAllister	150,000	-
Paul Rennie	-	230,000

Options held by key management personnel that were exercised during the year

There were no options exercised by key management personnel during the year (2006: nil), therefore no securities were issued as a result of any options being exercised (2006: nil).

DIRECTORS' REPORT

Value of options issued to directors and key management personnel

The following table summarises the value of options granted, exercised or lapsed during the annual reporting period to the identified directors and executives:

	Value of options granted at grant date (i)	Value of options exercised at the exercise date	Value of options lapsed at the date of lapse	Total
	$	$	$	$
Michael Spooner	-	-	-	-
Silviu Itescu	-	-	-	-
Byron McAllister	-	-	-	-
Donal O'Dwyer (ii)	99,250	-	-	99,250
Paul Rennie	-	-	-	-
Kevin Hollingsworth	-	-	-	-

(i) The value of options granted during the period is recognised in compensation over the vesting period of the grant, in accordance with Australian accounting standards.

(ii) Options granted at the AGM held 23 November 2006.

Value of options yet to vest after the end of the current financial year

	Vested %	Forfeited %	Subsequent financial years in which options vest	Minimum total value of grant $	Maximum total value of grant not yet recognised $
Michael Spooner	100%	-	-	-	-
Silviu Itescu	-	-	-	-	-
Byron McAllister	100%	-	-	-	-
Donal O'Dwyer (i)	66.6%	-	2008 & 2009	-	39,554
Paul Rennie	-	-	-	-	-
Kevin Hollingsworth	-	-	-	-	-

(i) Donal O'Dwyer's options are not performance based, however should he leave the company before they vest the options will lapse and the value will be nil.

This report is made in accordance with a resolution of the directors.



Mr. Michael Spooner

Chairman

30 August 2007

Melbourne

MESO02/AUD

PKF

Chartered Accountants
& Business Advisers

AUDITOR'S INDEPENDENCE DECLARATION
TO THE DIRECTORS OF MESOBLAST LIMITED

As lead auditor for the audit of Mesoblast Limited for the year ended 30 June 2007, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Mesoblast Limited during the year.

R A Dean
Partner
PKF
Chartered Accountants

30 August 2007
Melbourne

Tel: +61 3 9603 1700 | Fax: +61 3 9602 3870 | www.pkf.com.au
Victorian Partnership | ABN 56 527 914 493
Level 14 | 140 William Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

CONTENTS

INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

	Note	30 June 2007 $	30 June 2006 $
Revenues from continuing operations	2(a)	1,679,317	2,821,758
Expenses from continuing operations			
Research and development		(4,584,680)	(5,358,277)
Management and administration		(2,550,779)	(2,177,053)
Employee benefits expense		(1,557,321)	(1,570,514)
Interest costs		(542)	(110,092)
Share of losses of equity accounted associates		(1,714,126)	(1,904,409)
Total expenses from continuing operations	2(b)	(10,407,448)	(11,120,345)
Profit/(loss) before income tax expense		(8,728,131)	(8,298,587)
Income tax (expense)/benefit	3	-	-
Loss after related income tax expense from continuing operations		(8,728,131)	(8,298,587)
Loss attributable to members of the company		(8,728,131)	(8,298,587)
Earnings/(losses) per share – from continuing operations:		**cents**	**cents**
Basic – cents per share	5	(8.20c)	(8.87)
Diluted – cents per share	5	(8.20c)	(8.87)

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2007

	Note	Issued Capital	Share Option Reserve	Accumulated Losses	Total
		$	$	$	$
Opening Balance		20,667,608	65,517	(1,470,369)	19,262,756
Loss for the year		-	-	(8,298,587)	(8,298,587)
Cost of share based payment		-	1,000,876	-	1,000,876
At 30 June 2006		20,667,608	1,066,393	(9,768,956)	11,965,045
As of 1 July 2006		20,667,608	1,066,393	(9,768,956)	11,965,045
Issued Capital	12	16,754,575	-	-	16,754,575
Loss for the year		-	-	(8,728,131)	(8,728,131)
Cost of share based payment		-	547,850	-	547,850
At 30 June 2007		37,422,183	1,614,243	(18,497,087)	20,539,339

BALANCE SHEET
AS AT 30 JUNE 2007

	Note	30 June 2007 $	30 June 2006 $
CURRENT ASSETS			
Cash and cash equivalents	6	12,055,040	7,854,843
Trade and other receivables	7	509,907	150,759
Prepayments		28,735	96,583
TOTAL CURRENT ASSETS		12,593,682	8,102,185
NON-CURRENT ASSETS			
Property, plant and equipment	8	158,235	37,905
Investments accounted for using the equity method	9	7,668,095	7,501,673
Intangible assets	10	818,226	805,624
TOTAL NON-CURRENT ASSETS		8,644,556	8,345,202
TOTAL ASSETS		21,238,238	16,447,387
CURRENT LIABILITIES			
Trade and other payables	11	698,899	4,482,342
TOTAL CURRENT LIABILITIES		698,899	4,482,342
TOTAL LIABILITIES		698,899	4,482,342
NET ASSETS		20,539,339	11,965,045
EQUITY			
Issued capital	12	37,422,183	20,667,608
Reserves		1,614,243	1,066,393
Accumulated losses		(18,497,087)	(9,768,956)
TOTAL EQUITY		20,539,339	11,965,045

The accompanying note form an integral part of these financial statements.

CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

	Note	30 June 2007 $	30 June 2006 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(9,757,907)	(5,985,926)
Government grants and other income received		655,773	1,898,938
Research and development tax refund		-	345,638
Interest and other costs of financing paid		(542)	-
Net cash used in operating activities	13 (b)	(9,102,676)	(3,741,350)
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received		939,557	557,487
Investment in fixed assets		(146,665)	(18,920)
Investment in patents & licenses		(35,187)	(134,560)
Investment in equity accounted associate		(3,880,548)	(4,000,000)
Loan (made)/repaid to other associate company		(258,660)	98,352
Net cash used in investing activities		(3,381,503)	(3,497,641)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		17,559,666	-
Payments for share issue costs		(805,091)	-
Net cash provided by financing activities		16,754,575	-
Net increase in cash and cash equivalents		4,270,396	(7,238,991)
Cash and cash equivalents at beginning of year		7,854,843	15,093,834
FX gains/(losses) on the translation of foreign bank accounts		(70,199)	-
Cash and cash equivalents at end of year	13 (a)	12,055,040	7,854,843

The accompanying note form an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

INTRODUCTION

The financial report covers Mesoblast Limited ("Mesoblast"), a company limited by shares whose shares are publicly traded on the Australian stock exchange. Mesoblast is incorporated and domiciled in Australia and has its registered office and principal place of business as follows:

Registered Office	Principal place of business
Level 2	Level 39
517 Flinders Lane	55 Collins Street
Melbourne	Melbourne

The principal activity of the economic entity during the financial year was the commercialisation of unique intellectual property associated with the isolation, culture and scale-up of adult stem cells referred to as Mesenchymal Precursor Cells ("MPC").

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issue Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial reporting Standards ("A-IFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

The financial statements were authorised for issue by the Board of Directors of Mesoblast on the date shown on the Directors' Declaration attached to the Financial Statements.

Basis of preparation

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars unless otherwise noted.

The accounting policies have been consistently applied and, except where there is a change in accounting policy, are consistent with those of the previous year.

Critical accounting judgements and key assumptions

In the application of the Company's accounting policies, which are described below, management is required to make judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgements. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

There have been no significant judgements made in applying accounting policies that the Directors consider would have a significant effect on the amounts recognised in the financial statements.

There have been no key assumptions made concerning the future, and there are no other key sources of estimation uncertainty at the balance date, that the Directors consider have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term deposits with an insignificant risk of change in value.

Bank overdrafts are shown within borrowing in current liabilities in the balance sheet. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Earnings per share

Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share
Diluted earning per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(c) Employee benefits

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave where applicable.

Liabilities recognised in respect of employee benefits which are expected to be settled within 12 months, are measured at their nominal values using the remuneration rates expected to apply at the time of settlement.

Liabilities recognised in respect of employee benefits which are not expected to be settled within 12 months, are measured as the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to reporting date.

(d) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at balance date.

Exchange differences relating to monetary assets and liabilities denominated in foreign currencies are brought to account as exchange gains or losses in the income statement in the financial year in which the exchange rates change except for qualifying assets and hedge transactions.

(e) Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority, are classified as operating cash flows.

(f) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants that are receivable as compensation for expenses or losses already incurred are recognised as income of the period in which it becomes receivable. Government grant related expenses are recognised in the income statement over the period necessary to match them on a systematic basis with the costs that they are intended to compensate.

Government grants whose primary condition is for the Company to purchase property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(g) Impairment of other tangible and intangible assets

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangibles assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease in reserves. An impairment of goodwill is not subsequently reversed.

(h) Intangible assets

Patents and Licences
This comprises of an Orthopaedic Licence, Intellectual Properties and Registered Patents and is recorded at cost. The carrying value of these licences are amortised, using the straight-line method, over a useful life of 25 years, being the estimated period of time during which benefits will be derived from their use in operations.

(i) Income taxes

Income taxes are accounted for using the comprehensive balance sheet liability method whereby:
- the tax consequences of recovering (settling) all assets (liabilities) are reflected in the financial statements;
- current and deferred tax is recognised as income or expense except to the extent that the tax relates to equity items or to a business combination;
- a deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available to realise the asset;
- deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled.

(j) Investments accounted for using the equity method

The financial statements of the associate are used by the Company to apply the equity method. The reporting dates of the associate and the Company are identical and both use consistent accounting policies.

The investment in the associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate, less any impairment in value. The income statement reflects the Company's share of the results of operations of the associate.

Where there has been a change recognised directly in the associate's equity, the Company recognised its share of any change and disclosed this, when applicable, in the statement of changes in equity.

The carrying amount of an investment accounted for using the equity method is assessed annually to determine whether there is any indication that the asset may be impaired. Where an indicator of impairment exists, the Company makes a formal estimate of the recoverable amount. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

(k) Property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item.

Property, plant and equipment, other than freehold land, are depreciated over their estimated useful lives using the straight line method. The expected useful lives are between two and nine years, with the majority being depreciated over four years.

Profits and losses on disposal of plant and equipment are taken into account in determining the profit for the year.

Impairment
The carrying values of plant and equipment are reviewed for impairment at each reporting date with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

Impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

Impairment losses are recognised in the income statement.

(l) Provisions

Provisions are recognised when the Company has a present obligation (legal and constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) Research and development costs

Research and development expenditure is expensed as incurred except to the extent that its future recoverability can reasonably be regarded as assured, in which case it is deferred and amortised on a straight line basis over the period in which the related benefits are expected to be realised.

The carrying value of development cost is reviewed for impairment annually when the asset is not yet in use or when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

(n) Revenue

Revenue is measured at the fair value of the consideration received or receivable.

Interest revenue
Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

(o) Share-based payments

Equity-settled share-based payments with employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. Fair value is measured by use of the Black-Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. Further details on how the fair value of equity-settled share-based transactions has been determined can be found in note 18.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company's estimate of shares that will eventually vest.

The above policy is applied to all equity-settled share-based payments that were granted since the date of incorporation and that vested after 1 January 2005. No amount has been recognised in the financial statements in respect of the other equity-settled share-based payments.

(p) Trade and other receivables

Trade receivables and other receivables represent the principal amounts due at balance date less, where applicable, any provision for doubtful debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Debts which are known to be uncollectible are written off. All trade receivables and other receivables are recognised at the amounts receivable as they are due for settlement within 60 days.

(q) Trade and other payables

Payables represent the principal amounts outstanding at balance date plus, where applicable, any accrued interest. Liabilities for payables and other amounts are carried at cost which approximates fair value of the consideration to be paid in the future for goods and services received, whether or not billed. The amounts are unsecured and are usually paid within 30 days of recognition.

(r) Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

(s) Changes in accounting policies

There have been no significant changes in accounting policy during the reporting period.

(t) Comparative figures

Comparatives have been reclassified so as to be consistent with the figures presented in the current year.

(u) New and revised accounting standards and interpretations

Mesoblast Limited has adopted all of the new and revised Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (AASB) that are relevant to its operations and effective for annual reporting periods beginning on 1 July 2006.

The directors have given due consideration to new and revised standards and interpretations issued by the AASB that are not yet effective and do not believe they will have any material financial impact on the financial statements of the Company.

	30 June 2007 $	30 June 2006 $
NOTE 2. REVENUE AND EXPENSES FROM CONTINUING OPERATIONS		
(a) Revenue from continuing operations		
Commercial Ready government grant received*	719,698	1,854,048
Interest revenue	939,557	557,487
Research and development tax offset	-	345,638
Other	7,833	27,712
Foreign exchange gains	12,229	36,873
	1,679,317	2,821,758

*Further details of the grant are contained in note 15 to the financial statements.

	30 June 2007 $	30 June 2006 $
(b) Expenses		
Employee benefits		
Salaries and employee benefits	1,138,932	930,767
Defined contribution superannuation expenses	159,207	68,654
Expenses of share based payments	259,182	571,093
	1,557,321	1,570,514
Depreciation and amortisation of non-current assets		
Plant and equipment	26,335	9,253
License and registered patents	36,185	34,331
	62,520	43,584

NOTE 3. INCOME TAX EXPENSE

The prima facie tax on loss after tax is reconciled to the income tax as follows:

	30 June 2007 $	30 June 2006 $
Prima facie tax benefit on operating loss before income tax at 30%	(2,618,439)	(2,489,576)
Add back: Non-deductible share based payments expense	164,355	300,262
Add back: Non-deductible equity accounting loss	514,238	571,324
	(1,939,846)	(1,617,990)
Deferred tax asset not booked	1,939,846	1,617,990
Income tax expense attributable to loss before income tax	-	-

A potential deferred tax asset of $3,557,836 (2006: $1,926,433), calculated at 30%, attributable to tax losses carried forward has not been brought to account at 30 June 2007 because the directors do not consider it probable, at this stage of the company's program, that sufficient taxable amounts will become available which deductible temporary differences and unused tax losses can be applied to.

	30 June 2007 $	30 June 2006 $
NOTE 4. REMUNERATION OF AUDITORS		
(a) Assurance services		
Audit services		
PKF Australian Firm		
• Audit and review of financial reports and other audit work under the *Corporations Act 2001*	68,980	58,650

NOTE 5. EARNINGS PER SHARE

	30 June 2007 $	30 June 2006 $
Net loss used in calculating basic earnings per share:	8,728,131	8,298,587
Net loss used in calculating diluted earnings per share:	8,728,131	8,298,587

	30 June 2007 No. of shares	30 June 2006 No. of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	106,445,430	93,510,000
Dilutive potential ordinary shares	-	-
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted earnings per share	106,445,430	93,510,000

Note: As at 30 June 2007 the company had issued options over unissued capital, refer to note 12(b). As the exercise of these options would decrease basic loss per share, these options are not considered dilutive.

	30 June 2007 $	30 June 2006 $
NOTE 6. CASH AND CASH EQUIVALENTS		
Cash at bank	302,986	188,513
Deposit at call	5,935,957	3,853,560
Term deposit	5,816,097	3,812,770
	12,055,040	7,854,843
NOTE 7. TRADE AND OTHER RECEIVABLES		
Current		
Government grant receivable	123,541	-
Goods and service tax recoverable	26,218	62,872
Loan to Angioblast Systems, Inc. (related party)	360,148	87,887
	509,907	150,759
NOTE 8. PROPERTY, PLANT AND EQUIPMENT		
Plant and equipment		
Cost		
Balance at the beginning of year	50,654	31,734
Additions	146,665	18,920
Carrying amount at the end of year	197,319	50,654
Accumulated depreciation		
Balance at the beginning of year	(12,749)	(3,496)
Depreciation expense	(26,335)	(9,253)
Carrying amount at the end of year	(39,084)	(12,749)
Net book value	158,235	37,905

NOTE 9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Country of Incorporation	Principal Activity	Ownership Interest		Carrying Amount	
			30 June 2007 %	30 June 2006 %	30 June 2007 $	30 June 2006 $
(a) Carrying amount						
Angioblast Systems, Inc.	USA	Adult stem cell research	34.6	33.3	7,668,095	7,501,673

	30 June 2007 $	30 June 2006 $
(b) Movement in carrying amount		
Carrying amount at the beginning of year	7,501,673	5,406,082
Additional investment	1,880,548	4,000,000
Share of losses	(1,714,126)	(1,904,409)
Carrying amount at the end of year	7,668,095	7,501,673
The following information has been extracted from Angioblast's audited report:		
Summaries financial information of associates:		
Financial position		
Total assets	935,631	1,570,600
Total liabilities	(1,425,873)	(739,726)
Net assets/(liabilities)	(490,242)	830,874
Company's share of net assets/(liabilities)	(169,816)	276,681
Financial performance		
Income	67,035	69,766
Expenses	4,772,141	5,782,992
Company's share of associates' loss		
Share of associates' loss before tax	(1,709,332)	(1,901,771)
Share of associates' income tax expense	(4,794)	(2,638)
Share of associates' loss	(1,714,126)	(1,904,409)

The Directors have made an assessment of the value of this investment in the accounts, reviewing the results to date against the original milestones and work plans and having considered current market conditions and are comfortable to continue to carry it at equity accounted cost. It should be noted that this value is totally dependent on its research and development and subsequent commercialization. The Directors are of the view that the investment in Angioblast Systems, Inc. is not impaired at balance date.

The contingent liabilities of the associate are disclosed in Note 14 (c).

	30 June 2007 $	30 June 2006 $
NOTE 10. INTANGIBLE ASSETS		
Gross carrying amount		
Balance at the beginning of year	855,439	720,879
Additions	48,787	134,560
Carrying amount at the end of year	904,226	855,439
Accumulated amortisation		
Balance at the beginning of year	(49,815)	(15,484)
Amortisation expense (i)	(36,185)	(34,331)
Carrying amount at the end of year	(86,000)	(49,815)
Net book value	818,226	805,624

(i) Amortisation expense is included in the line item "management and administration" in the income statement.

NOTE 11. TRADE AND OTHER PAYABLES

	30 June 2007 $	30 June 2006 $
Current		
Trade payables	458,371	2,332,342
Employee benefits	215,303	150,000
Payable to Angioblast Systems, Inc.*	25,225	-
Purchase consideration owing to Angioblast Systems, Inc.*	-	2,000,000
*associate and related party of the company	698,899	4,482,342

NOTE 12. ISSUED CAPITAL

Effective from 1 July 1998, the Corporations legislation in place abolished the concept of authorised capital and par value. Accordingly the company does not have authorised capital nor par value in respect of its issued shares.

Ordinary shares participate in dividends and the proceeds on winding up of the company in equal proportion to the number of shares held.

At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

	30 June 2007 No.	30 June 2007 $	30 June 2006 No.	30 June 2006 $
(a) Movements in issued capital during the year				
Fully paid ordinary shares				
Balance at beginning of financial year	93,510,000	20,667,608	93,510,000	20,667,608
13,882,800 shares issued at $1.25 07 July 2006	13,882,800	17,353,500	-	-
Transaction costs arising on issue of shares	-	(805,091)	-	-
Issue of shares under employee share option plan (note 18)	323,333	206,166	-	-
Balance at end of financial year	107,716,133	37,422,183	93,510,000	20,667,608
(b) Share options over ordinary shares				
Balance at end of financial year	7,956,667		7,800,000	
Amounts unvested at end of financial year	1,180,000		1,560,000	

Share options granted under the employee share option plan carry no rights to dividends and no voting rights. Further details of the employee share option plan are contained in note 18 to the financial statements.

	30 June 2007 $	30 June 2006 $
NOTE 13. CASH FLOW INFORMATION		
(a) Reconciliation of cash and cash equivalents		
Cash at bank	302,986	188,513
Deposit at call	5,935,957	3,853,560
Term deposits	5,816,097	3,812,770
	12,055,040	7,854,843
(b) Reconciliation of net cash flows used in Operations with loss after income tax		
Loss from ordinary activities	(8,728,131)	(8,298,587)
Depreciation and amortisation	62,520	43,584
Interest received	(939,557)	(557,487)
Non cash interest	-	110,092
Foreign Exchange Losses/(Gains)	50,503	-
Equity settled share based payment	547,850	1,000,876
Equity accounted losses – Angioblast Systems, Inc.	1,714,126	1,904,409
(Increase)/decrease in trade and other receivables	(19,040)	(50,547)
Increase/(decrease) in trade creditors and accruals	(1,790,947)	2,106,310
Cash flows used in operations	(9,102,676)	(3,741,350)

NOTE 14. COMMITMENTS FOR EXPENDITURE

(a) Capital committments		
Not longer than 1 year	21,000	-
(b) Further investment in associate*		
Not longer than 1 year	5,280,000	-
Longer than 1 year and not longer than 5 years	1,139,452	-
	6,419,452	-

*At an Extraordinary General Meeting held on 23 November 2006, the shareholders of the Company passed the following resolution:

- that pursuant to ASX Listing Rule 10.1 Chapter 2E of the Corporations Act 2001 and for all other purposes, approval is granted for the Company to invest up to $8.5m in additional funds to subscribe for up to 425,000 further preference shares (designated "Series B Preferred") in Angioblast Systems, Inc.

The structure of the payments to be invested under the Series B agreement is as follows:

(a) an initial outlay of $1m in exchange for 50,000 preference shares ;
(b) five equal quarterly instalments of $360,000 (totalling $1.8m) in exchange for a total of 90,000 preference shares;
(c) a further $5.5m will be invested in Angioblast following Angioblast's satisfactory demonstration of strict adherence to the pre-approved Joint Expenditure Program for completion of a phase II clinical trial, in exchange for a total of 275,000 preference shares;
(d) Mesoblast has committed to incurring project costs of $200,000 for the purpose of continuing development of the common platform adult stem cell technology in exchange for 10,000 preference shares.

As at 30 June 2007 the company has forwarded funds of $1,880,548 under the Series B agreement, in exchange for 94,027 preference shares, as follows:

(a) the initial outlay of $1m;
(b) two quarterly instalments totaling $720,000;
(c) $160,548 towards the $5.5m for reimbursement of costs under the approved Expenditure Program.

Payments outstanding under the Series B agreement as at 30 June 2007 are therefore three quarterly instalments, all due in the next financial year, $5,339,452 under the Expenditure Program payable $1m per quarter in advance, and $200,000 on developing the common platform technology, most likely to be paid in the next financial year.

(c) Company's share of associates expenditure commitments

Angioblast have report no expenditure commitments for the year ended 30 June 2007.

NOTE 15. CONTINGENT LIABILITIES AND ASSETS

(a) Contingent assets

A government grant was awarded to the company under the Commercial Ready Program for reimbursement of 50% of eligible expenditure incurred under the Allogeneic Stem Cell Based Therapy for Cartilage Regeneration project. The maximum amount payable under the grant is $2,760,041 for the period 10 October 2005 through to 30 September 2008. The total amount received as at 30 June 2007 is $2,573,746. The remaining amount of $186,294 will become due to the company upon future eligible expenditure being incurred under the cartilage program, provided the terms of the Commercial Ready government grant are met.

(b) Contingent liabilities

Mesoblast will be required to make a milestone payment to Medvet of US$250,000 on completion of Phase III (human) clinical trials and US$350,000 on FDA marketing approval.

Mesoblast will pay Medvet a commercial arm's length royalty based on net sales by Mesoblast of licensed products each quarter.

The company has no pending litigation as at the end of the financial year.

(c) Contingent liabilities of Angioblast in relation to Medvet

The contingent liabilities described below represent 100 per cent of the contingent obligations of Angioblast. By way of its equity interest, Mesoblast has a 34.6 percent interest in these contingent liabilities. Mesoblast is not liable for these contingent liabilities.

Angioblast has agreed to pay consideration for certain intellectual property assets assigned to it by Medvet on the basis of future milestones being reached. These milestones will not be reached as part of the current development program which envisages funding through to IND approvals. They represent payments on successful completion of subsequent clinical milestones. If all milestones were to be reached these payments total US$1,500,000. In addition royalties at 2.5% of net sales with stipulated minimum annual royalties scaling up from US$100,000 to US$500,000 over 5 years exist.

NOTE 16. FINANCIAL INSTRUMENTS

Credit risk exposures

The credit risk on financial assets (excluding investments) of the company which has been recognised in the balance sheet, is the carrying amount net of the provision for doubtful debts.

Interest rate risk

The company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and liabilities, is as follows:

	Weighted average interest rate	Floating interest	Fixed interest	Non interest bearing	Total
	%	$	$	$	$
2007					
Financial Assets					
Cash assets (i)	6.17	5,935,957	5,816,097	302,986	12,055,040
Receivables		-	-	509,907	509,907
Equity accounted investment		-	-	7,668,095	7,668,095
		5,935,957	5,816,097	8,480,988	20,233,042
Interest Rate Risk					
Financial Liabilities					
Payables		-	-	698,899	698,899
		-	-	698,899	698,899
2006					
Financial Assets					
Cash assets (i)	4.50	3,853,560	3,812,770	188,513	7,854,843
Receivables		-	-	150,759	150,759
Equity accounted investment		-	-	7,501,673	7,501,673
		3,853,560	3,812,770	7,840,945	15,507,275
Interest Rate Risk					
Financial Liabilities					
Payables		-	-	4,482,342	4,482,342
		-	-	4,482,342	4,482,342

(i) All current balances mature within one year; all non-current balances mature in between one and five years. All balances are held with major Australian banks in A-rated deposits.

Net Fair Values

Net fair values of financial assets and liabilities approximate to their carrying value.

NOTE 17. SEGMENT INFORMATION

(a) Description of segments

Total

The company primarily operates in two business segments, being the development of adult stem cell therapies and investment in research and development companies.

Geographical segments

The company predominantly operates in one geographical area, being Australia.

(b) Primary reporting format – business segments

	Adult stem cell therapy development	Investment in research and development companies	Corporate	Total
2007				
Revenue from continuing operations	731,927	-	947,390	1,679,317
Result				
Segment result	(5,301,767)	-	(1,712,238)	(7,014,005)
Equity Accounted losses	-	(1,714,126)	-	(1,714,126)
Net profit/(Loss) after income tax expense	(5,301,767)	(1,714,126)	(1,712,238)	(8,728,131)
Segment Assets	818,226	7,668,095	12,751,917	21,238,238
Segment liabilities	256,642	-	442,257	698,899
Acquisition of segment assets	48,787	1,880,548	146,665	2,076,000
Carrying value of investments accounted for using the equity method	-	7,668,095	-	7,668,095
Depreciation and amortisation	36,185	-	26,335	62,520
Significant other non-cash expenses (other than depreciation and amortisaton) – share option expense	409,340	-	138,510	547,850
2006				
Revenue from continuing operations	2,227,397	-	594,361	2,821,758
Result				
Segment result	(4,162,512)	-	(2,231,666)	(6,394,178)
Equity Accounted losses	-	(1,904,409)	-	(1,904,409)
Net profit/(Loss) after income tax expense	(4,162,512)	(1,904,409)	(2,231,666)	(8,298,587)
Segment Assets	805,624	7,501,673	8,140,090	16,447,387
Segment liabilities	2,082,100	2,000,000	400,242	4,482,342
Acquisition of property, plant and equipment and intangible assets	127,803	2,207,880	9,667	2,345,350
Carrying value of investments accounted for using the equity method	-	7,501,673	-	7,501,673
Depreciation and amortisation	34,331	-	9,253	43,584
Significant other non-cash expenses (other than depreciation and amortisaton) – share option expense	695,376	-	305,500	1,000,876

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and accounting standard AASB 114 *Segment Reporting.*

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and goodwill and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes.

NOTE 18. SHARE-BASED PAYMENTS

The Company has adopted an Executive Share Option Plan to foster an ownership culture within the Company and to motivate directors, senior management and consultants to achieve performance targets of the Company and/or their respective business units. Selected directors, employees and consultants of the Company may be eligible to participate in the Plan at the absolute discretion of the Company's board of directors. Except as outlined in the remuneration report no options or shares will be issued under this Plan to any directors without the prior approval of the Mesoblast shareholders.

The aggregate number of options which may be issued pursuant to the Plan and all other share purchase plans shall not at any time exceed 5% of the total number of issued shares of the Company. All grants of options are subject to the following general terms and conditions:

- option grants require approval from the board of directors;
- options are granted under the plan for no consideration;
- each share option converts into one ordinary share of Mesoblast Limited;
- options carry neither rights to dividends nor voting rights.

The options are typically issued in three equal tranches, each tranche having an expiry date of five years following grant date. The first tranche typically vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months after grant date.

The exercise price is the greater of $0.20 and:

- in relation to an option on or before the date of the official quotation of the Company's shares, an amount per share that is 20% higher than the offer price of $0.50; and
- in relation to an option granted after the official quotation of the company's shares, the volume weighted market price of a share sold on the ASX on the 5 trading days immediately before the grant date plus a premium determined by the Board; and
- any other amount that is specified by the Board.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

NOTE 18. SHARE-BASED PAYMENTS (continued)

(a) Existing share-based payment arrangements

(i) **The following share-based payment arrangements were in existence during the current and comparative reporting periods:**

Series	Grant date	Granted to	Granted No.	Exercised No.	Balance No.	First Vesting date	Expiry date	Exercise price $	Fair value $
1	29/09/2004	Seed investors	4,320,000	-	4,320,000	29/09/2005	29/09/2009	0.55	0.290
1	26/10/2004	Underwriter	400,000	-	400,000	16/12/2004	30/12/2007	0.55	0.290
2(a)	16/12/2004	Director(s)	550,000	-	550,000	16/12/2005	16/12/2008	0.60	0.290
2(b)	16/12/2004	Director(s)	75,000	-	75,000	16/12/2006	16/12/2007	0.60	0.290
2(b)	16/12/2004	Director(s)	75,000	-	75,000	01/05/2007	16/12/2007	0.60	0.290
2(c)	16/12/2004	Employee(s)	80,000	(80,000)	-	06/09/2006	06/09/2007	0.60	0.171
2(c)	16/12/2004	Employee(s)	80,000	-	80,000	16/12/2006	16/12/2007	0.60	0.229
2(c)	16/12/2004	Employee(s)	80,000	-	80,000	04/07/2008	04/07/2009	0.60	0.251
3	25/08/2005	Director(s)	350,000	-	350,000	31/12/2005	31/12/2008	0.65	0.19
3	25/08/2005	Director(s)	350,000	-	350,000	30/06/2006	30/06/2009	0.65	0.21
4(a)	23/02/2006	Consultant(s)	150,000	(116,000)	34,000	31/03/2006	31/03/2009	0.65	0.96
4(a)	23/02/2006	Consultant(s)	150,000	(84,000)	66,000	01/05/2007	01/05/2010	0.65	0.96
4(b)	23/02/2006	Employee(s)	150,000	-	150,000	30/06/2006	30/06/2009	0.65	0.89
4(b)	23/02/2006	Employee(s)	150,000	-	150,000	30/06/2007	30/06/2010	1.20	0.65
4(b)	23/02/2006	Employee(s)	150,000	-	150,000	30/06/2008	30/06/2011	1.20	0.75
4(b)	23/02/2006	Consultant(s)	200,000	(33,333)	166,667	30/06/2006	30/06/2009	0.65	0.89
4(b)	23/02/2006	Consultant(s)	200,000	-	200,000	30/06/2007	30/06/2010	1.20	0.65
4(b)	23/02/2006	Consultant(s)	200,000	-	200,000	30/06/2008	30/06/2011	1.20	0.75
4(c)	23/02/2006	Employee(s)	90,000	(10,000)	80,000	23/02/2006	23/02/2009	0.65	0.92
5	23/11/2006	Director(s)	50,000	-	50,000	23/11/2006	23/11/2009	0.65	0.589
5	23/11/2006	Director(s)	50,000	-	50,000	23/11/2007	23/11/2009	0.65	0.678
5	23/11/2006	Director(s)	50,000	-	50,000	23/11/2008	23/11/2009	0.65	0.718
6(a)	17/03/2006	Consultant(s)	50,000	-	50,000	17/03/2007	17/03/2008	2.02	0.554
6(a)	17/03/2006	Consultant(s)	50,000	-	50,000	17/03/2008	17/03/2009	2.02	0.702
6(b)	17/05/2006	Consultant(s)	10,000	-	10,000	17/05/2007	17/05/2008	1.52	0.404
6(b)	17/05/2006	Consultant(s)	10,000	-	10,000	17/05/2008	17/05/2009	1.52	0.521
6(c)	06/06/2006	Employee(s)	10,000	-	10,000	06/12/2006	06/12/2007	1.75	0.303
6(c)	06/06/2006	Employee(s)	10,000	-	10,000	06/06/2007	06/06/2008	1.75	0.380
6(d)	01/01/2007	Employee(s)	15,000	-	15,000	01/07/2007	01/07/2008	1.96	0.512
6(d)	01/01/2007	Employee(s)	15,000	-	15,000	01/01/2008	01/01/2009	1.96	0.601
6(d)	01/01/2007	Consultant(s)	30,000	-	30,000	01/01/2008	01/01/2009	1.96	0.601
6(d)	01/01/2007	Consultant(s)	30,000	-	30,000	01/01/2009	01/01/2009	1.96	0.749
6(d)	01/01/2007	Consultant(s)	40,000	-	40,000	01/01/2010	01/01/2009	1.96	0.873
6(d)	01/01/2007	Employee(s)	30,000	-	30,000	01/08/2007	01/08/2008	1.96	0.512
6(d)	01/01/2007	Employee(s)	30,000	-	30,000	01/02/2008	01/02/2009	1.96	0.601
			8,280,000	(323,333)	7,956,667				

The share options outstanding at the end of the financial year have a weighted average remaining contractual life of 762 days (2006: 1,131 days) and a range of exercises prices from 55c to $2.02. A further 2,480,000 share options were issued subsequent to the end of the financial year in accordance with the provisions of the executive share option plan.

NOTE 18. SHARE-BASED PAYMENTS (continued)

(ii) **General terms and conditions attached to each series are as follows:**

1. At the time of the IPO the Company provided initial seed investors, who subscribed for 4,720,000 fully paid preference shares, 4,320,000 options to acquire 4,320,000 ordinary shares at an exercise price of $0.55 This option, if not exercised by the fourth anniversary of the IPO, will lapse. Lodge Partners Pty Limited (or nominee), as underwriter to the Offer received in aggregate 400,000 options to acquire 400,000 ordinary shares on the terms set out in 9.5(a) of the prospectus. These options have since been transferred to Thorney Holdings Pty Ltd.
2. These options were granted as follows:
   (a) Two equal tranches, the first tranche vesting 12 months after listing date, the second 24 months after listing. Both tranches expire on the fourth anniversary of the listing date.
   (b) Two equal tranches, each expiring on the third anniversary of the Company being listed on the ASX. Vesting occurs upon reaching the following milestones:
   - The Company obtaining IND approval from the US Food and Drug Administration (FDA) for initiating multi-centre orthopaedic clinical trials within a period of two years after the options were granted, which was the date of listing on the ASX, being 16 December 2004. This milestone was reached on 16 December 2006, consequently the options vested on this date.
   - Angioblast Systems, Inc. (associate) must achieve IND approval from the US FDA for initiating multi-centre cardiovascular clinical trials within a period of three years after the options were granted. This milestone was reached on 1 May 2007 consequently the options vested on this date.

   (c) Three equal tranches, each expiring 12 months after vesting. Vesting occurs upon reaching the following milestones:
   - On achieving Standard Operating Procedure (SOP) for the manufacture of cells. This milestone was reached on 6 September 2006, consequently the options vested on this date.
   - On approval of Mesoblast's FDA Investigative New Drug (IND) approval. This approval was obtained on 16 December 2006, therefore the options vested on this date.
   - On completing human pre-regulatory trials for a Mesoblast Orthopaedic Application of the licensed technology. The last patient for this trial was recruited on 18 June 2007, and had its cells implanted on 4 July 2007. The patient is then subject to a 12 months follow up, so the expected vesting date of these options is 4 July 2008.
3. Options granted were approved by shareholders at the Annual General Meeting held 15 November 2005. The options were issued in two equal tranches, each having a three year life. There are no performance conditions attached to these options.
4. Options granted are subject to the following conditions:
   (a) Two equal tranches, each expiring 36 months after vesting. Vesting occurs upon reaching the following milestones:
   - The first patient is treated with Human Autologous Mesenchymal Prescursor Cells (MPCs). The milestone was reached on 31 March 2006 and these options vested accordingly.
   - Angioblast Systems, Inc. (associate) receives Investigational New Drug Approval from the US FDA. This was received on 1 May 2007 and these options vested accordingly.

   (b) Three equal tranches, each expiring 36 months after vesting. The vesting dates for tranches 1, 2 and 3 are 30 June 2006, 30 June 2007 and 30 June 2008 respectively, and the exercise prices are $0.65, $1.20 and $1.20 respectively. There are no performance conditions attached to these options.
   (c) One tranche only, with a vesting date equal to grant date, and an exercise period of 36 months. There are no performance conditions attached to these options.
5. Options granted were approved by shareholders at the Annual General Meeting held 23 November 2006. Options were issued in three equal tranches, each having a three year life. The first tranche vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months are grant date. All tranches expire 36 months after grant date. There are no performance conditions attached to these options.
6. Options granted were approved by the Remuneration Committee on 14 February 2007. Options granted were in two equal tranches, the first tranche exercisable in twelve months following grant date, and the second exercisable in 18 months following grant date. Grant dates are equal to commencement of employment/contract and the options have exercise periods of 12 months. There are no performance conditions attached to these options.

(iii) **Modifications to terms and conditions**

Series 3 and 4 options were granted with further exercise conditions imposed as follows:
- 1/3 of the vested options could be exercised in the first 12 months following vesting date;
- up to a total of 2/3 could be exercised between 12 and 24 months following vesting date;
- the balance being able to be exercised (to the extent not already exercised) between 24 months and 36 months of vesting.

During the year, the Board of Directors approved that these conditions above be removed from the terms and conditions of Series 3 and 4 options. Therefore these options are now able to be exercised in full, between the vesting date and expiry date of the relevant tranche of option. The directors do not believe there is any incremental fair value granted as a result of the modification.

NOTE 18. SHARE-BASED PAYMENTS (continued)

(b) Fair values of share options

The weighted average fair value of options granted during the year was $0.633 (2006: $0.623). The fair value of all options granted has been calculated using the Black-Scholes option pricing model. The model requires the Company share price volatility to be measured. The share price volatility has been measured with reference to the historical share prices of the Company, and also similar company's given the Company has only been listed since 16 December 2004. The official measurement of share price volatility for the options granted on 23 February 2006 was 55%, and for the options granted 23 November 2006 it was 54%. Given the consistency of the two volatility measurements, the same volatilities were used for series 6 also.

The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Option series	Share price at grant date $	Exercise Price $	Expected share price volatility	Option life	Dividend yield	Risk-free interest rate
3	0.505	0.65	56.57%	128 days & 310 days	0%	5.085%
4(a)	1.48	0.70	55.0%	3yrs & 3.98yrs	0%	5.18%
4(b)	1.48	0.65 & $1.20	55.0%	1.35-3.35 yrs	0%	5.18%
4(c)	1.48	0.60	55.0%	1.1-3.1 yrs	0%	5.18%
5	1.205	0.65	54.0%	3 yrs	0%	5.725%
6(a)	1.81	2.02	54.0%	18 months & 24 months	0%	6.39%
6(b)	1.35	1.52	54.0%	18 months & 24 months	0%	6.39% & 6.46%
6(c)	1.41	1.75	54.0%	18 months & 24 months	0%	6.27% & 6.39%
6(d)	1.84	1.96	55.0%	18 months & 24 months	0%	6.39%, 6.45% & 6.46%

The closing share market price of an ordinary share of Mesoblast Limited on the Australian Stock Exchange at 30 June 2007 was $2.02 (30 June 2006: $1.525).

(c) Reconciliation of outstanding share options

	2007		2006	
Share options over ordinary shares	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance at beginning of financial year	7,800,000	0.63	5,660,000	0.56
Granted during the year	480,000	1.33	2,140,000	0.83
Exercised during the year	(323,333)	0.64	-	-
Expired or forfeited during the year	-	-	-	-
Balance at end of financial year	7,956,667	0.69	7,800,000	0.63
Unvested at end of financial year	1,180,000	1.13	1,560,000	0.97
Exercisable at end of financial year	6,776,667	0.62	6,240,000	0.55

(d) Share options exercised during the year

2007

Option series	Number exercised	Exercise date(s)	Share price at exercise date
2(c)	(80,000)	18 December 2006	$1.78
4(a)	(50,000)	28 September 2006	$1.25
4(a)	(66,000)	18 December 2006	$1.78
4(a)	(84,000)	08 June 2007	$2.16
4(b)	(33,333)	28 September 2006	$1.25
4(c)	(10,000)	28 September 2006	$1.25

There were no share options exercised during the financial year ended 30 June 2006.

NOTE 19. KEY MANAGEMENT PERSONNEL COMPENSATION

(a) Details of key management personnel
The directors and other members of key management personnel of the Company during the year were:

Name	**Position**
Michael Spooner(i)	Non-executive Chairman
Silviu Itescu	Chief Scientific Adviser and Director
Byron McAllister	Non-executive Director
Donal O'Dwyer	Non-executive Director
Paul Rennie	Chief Operating Officer
Kevin Hollingsworth	Chief Financial Officer and Company Secretary

(i) Michael Spooner resigned as executive Chairman on 8 August 2007. He becomes non-executive Chairman after this date.

(b) Key management personnel compensation

The aggregate compensation made to directors and other members of key management personnel of the Company is set out below:

	30 June 2007 **$**	**30 June 2006** **$**
Short-term employee benefits	1,030,882	909,143
Post-employment benefits	68,244	45,757
Equity-based payments	132,340	438,139
	1,231,466	1,393,039

Further disclosures regarding key management personnel compensation are contained within the remuneration report.

NOTE 20. RELATED PARTY TRANSACTIONS

(a) Equity interests in related parties

Details of interests in associates are disclosed in note 9 to the financial statements.

NOTE 20. RELATED PARTY TRANSACTIONS (continued)

(b) Transactions with key management personnel

(i) Key management personnel compensation

Details of key management personnel compensation are disclosed in the Remuneration Report.

(ii) Key management personnel equity holdings

Options

2007	Balance at 1 July No.	Granted as compens-ation No.	Exercised No.	Net change other No.	Balance at 30 June No.	Total vested 30 June No.	Vested and exercis-able No.	Vested but not exercis -able No.
Silviu Itescu	-	-	-	-	-	-	-	-
Byron McAllister	150,000	-	-	-	150,000	150,000	150,000	-
Donal O'Dwyer	150,000	150,000	-	-	300,000	200,000	200,000	-
Michael Spooner	1,100,000	-	-	-	1,100,000	1,100,000	1,100,000	-
Paul Rennie (i)	690,000	-	-	(690,000)	-	-	-	-
Kevin Hollingsworth	-	-	-	-	-	-	-	-
2006								
Silviu Itescu	-	-	-	-	-	-	-	-
Byron McAllister	150,000	-	-	-	150,000	-	-	-
Donal O'Dwyer	150,000	-	-	-	150,000	75,000	75,000	-
Michael Spooner	400,000	700,000	-	-	1,100,000	900,000	900,000	-
Paul Rennie (i)	240,000	450,000	-	-	690,000	150,000	150,000	-
Kevin Hollingsworth	-	-	-	-	-	-	-	-

On 15 November 2006, 690,000 options were transferred and are no longer held in the name of Paul Rennie.

Shareholdings

Fully paid ordinary shares held by key management personnel or their related parties:

2007	Balance at 1 July No.	Granted as compensation No.	Received on exercise of options No.	Net change other No.	Balance at 30 June No.
Silviu Itescu	43,120,000	-	-	(6,487,804)	36,632,196
Byron McAllister	-	-	-	-	-
Donal O'Dwyer	-	-	-	-	-
Michael Spooner(i)	839,255	-	-	-	839,255
Paul Rennie	-	-	-	-	-
Kevin Hollingsworth	-	-	-	-	-
2006					
Silviu Itescu	43,120,000	-	-	-	43,120,000
Byron McAllister	-	-	-	-	-
Donal O'Dwyer	-	-	-	-	-
Michael Spooner(i)	839,255	-	-	-	839,255
Paul Rennie	-	-	-	-	-
Kevin Hollingsworth	-	-	-	-	-

(i) 200,000 shares are held in the name of M Spooner. The remaining balance is held by a related party.

NOTE 20. RELATED PARTY TRANSACTIONS (continued)

(c) Transactions with other related parties

Accounts receivable from and accounts payable to Angioblast Systems, Inc. are disclosed in notes 8 and 11 respectively. Transactions that occurred during the financial year between Mesoblast and Angioblast are at arms length and settled on a monthly basis.

Hollingsworth & Co Pty Ltd, being a company owned by Kevin Hollingsworth (Chief Financial Office and Company Secretary), is contracted to provide certain accounting services to Mesoblast Ltd. The total fee paid for this service, in addition to his remuneration disclosed in the directors' report, was $27,500 for the year ended 30 June 2007 (2006: $41,250).

(d) Transactions between related parties of the company

Together, Mesoblast and Angioblast have been jointly developing process manufacturing and scale-up of the MPC technology, as well as pre-clinical and clinical components which were necessary to obtain Investigational New Drug (IND) clearance from the FDA for orthopaedic and cardiovascular applications (respectively). Both companies have received IND clearance for their respective applications during the current financial year and are now embarking on phase 2 clinical trials. In order to maximise economies of scale and expertise in both entities, certain members of key management personnel provide expert services to both entities. These relationships are outlined below:

Mesoblast key management personnel	**Relationship(s) with Angioblast**	**Nature of transaction(s)(i)**
Silviu Itescu	Director, Chief scientist and Chairman of the Scientific Advisory Board	Directors fees & contract for services
Donal O'Dwyer	Director and leader of medical device collaboration strategies	Directors fees & Angioblast share options
Byron McAllister	Consultant	Contract for services
Paul Rennie	Consultant	Contract for services
Angioblast key management personnel	**Relationship(s) with Mesoblast**	**Nature of transaction(s)(i)**
Michael Schuster	Consultant	Contract for services & Mesoblast share options (ii)
Donna Skerrett	Consultant	Contract for services & Mesoblast share options (ii)

(i) All contracts for services are prepared on normal commercial terms.

(ii) Mesoblast share options held by Angioblast employees are included in the table disclosed in note 18 to the financial statements.

NOTE 21. SUBSEQUENT EVENTS

On 27 July 2007 the directors approved a total of 2,480,000 share options to be granted to employees and consultants, including those disclosed in the directors report.

There are no other subsequent events that the directors consider would have a material impact on the results of the company for the year ending 30 June 2007.

MESOBLAST LIMITED
ABN 68 109 431 870

DIRECTORS' DECLARATION

In accordance with a resolution of directors of Mesoblast Limited,

In the opinion of the directors:

(a) the accompanying financial statements and notes are in accordance with Corporations Act 2001 and comply with the accounting standards and give a true and fair view of the company's financial position as at 30 June 2007 and of its performance for the year ended on that date.

(b) At the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(c) The directors have been given the declarations by the Chief Executive Officer and the Chief Financial Officer required by Section 295 A.

Signed in accordance with a resolution of the Board of Directors

Mr Michael Spooner
Director

30 August 2007

Melbourne

INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF MESOBLAST LIMITED

PKF

Chartered Accountants
& Business Advisers

We have audited the accompanying financial report of Mesoblast Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration.

Directors' Responsibility for the Financial Report

The directors of the Mesoblast Limited are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor's Opinion

In our opinion:

(a) the financial report of Mesoblast Limited is in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of Mesoblast Limited's financial position as at 30 June 2007 and of its performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Auditor's Opinion on the AASB 124 Remuneration Disclosures Contained in the Directors' Report

In our opinion the remuneration disclosures that are contained in the directors' report and identified as being subject to audit comply with Accounting Standard AASB 124.

PKF
Chartered Accountants

R A Dean
Partner

30 August 2007
Melbourne

mesoblast
the adult stem cell company

asx announcement

MESOBLAST COMMENCES VERTEBRAL DISC CARTILAGE PROGRAM TO TARGET EARLY DISEASE

Aim Is To Build Robust Franchise of Spine Stem Cell Products

Key points:

- Mesoblast commences preclinical trials for repair and regeneration of vertebral disc cartilage
- Expands product line for treating degenerating vertebral discs to include early stage disease; spinal fusion remains therapeutic goal for end-stage disc degeneration
- Minimally invasive approach opens massive market opportunity
- Trial costs offset by Australian Government Grant
- Second cartilage program shows company can leverage achievements to exploit new opportunities for platform technology

Melbourne, Australia; 24 July 2007: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB;USOTC:MBLTY), today announced that it has commenced preclinical trials of its patented adult stem cell technology for repair and regeneration of vertebral disc cartilage.

The trials signal the expansion of Mesoblast's line of products in development for the treatment of vertebral disc disease to include those for disc cartilage regeneration, in addition to bone regeneration and spinal fusion.

Low back pain is present in 15-25% of the general population, and affects 70-90% of people at some stage in their lifetime. Among the most common causes of back pain is a degenerating intervertebral disc, which will cause abnormal transmission of forces onto the remaining disc, facet joints, and other stabilising structures, and may ultimately result in nerve root impingement.

While spinal fusion remains the therapeutic goal for end-stage disc degeneration, a less invasive approach is needed to address the needs of the much larger population with early-stage disc disease.

To address this massive potential market opportunity, Mesoblast is developing an allogeneic, or universal donor, adult stem cell product which can be injected by a minimally invasive approach into degenerating discs of unrelated recipients in order to repair and regenerate disc cartilage, increase disc space height, and improve the biomechanics of the native disc.

The trials of this new approach using Mesoblast's stem cells to treat disc degeneration are being undertaken at the Institute of Medical and Veterinary Sciences, University of Adelaide, and led by Associate Professor Robert J Moore, Head of The Adelaide Centre for Spinal Research.

asx announcement

The outcome of this approach will be evaluated after six months, and the results of these trials are expected to form the basis for a Phase 2 clinical trial Investigational New Drug (IND) submission to the US Food and Drug Administration (FDA).

Mesoblast Founder, Professor Silviu Itescu, said that the company's patented stem cells have already been shown to generate cartilage, and to be effective when used in multiple unrelated (or allogeneic) recipients in various other target diseases.

"This is the second major cartilage program which we have been able to advance with the support of the Australian Government's Commercial Ready Grant awarded to Mesoblast.

"We are now in a position to leverage off our clinical and technical achievements in order to show that our off-the-shelf allogeneic stem cell product can be used in the treatment of various major cartilage diseases of unmet clinical need," Professor Itescu said.

In addition to this new program, Mesoblast expects to provide a market update shortly on the results of its first cartilage program, conducted at Murdoch University, which is aimed at developing an adult stem cell product for cartilage repair and regeneration in the treatment of patients with osteoarthritis of large joints such as the knee.

About Mesoblast Limited
Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a significant interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com

mesoblast
the adult stem cell company

asx announcement

CHANGE IN EXECUTIVE CHAIRMAN'S ROLE

Melbourne, Australia; 27 July 2007: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that Mr Michael Spooner has stepped down as Executive Chairman, effective from 8 August 2007.

Mr. Spooner said that he strongly supported the tremendous opportunities for the company's unique stem cell technology, however due to family and business reasons it was now timely for him to resign from an executive role.

The Board of Directors said they would instigate a global search for a new Non-Executive Chairman. Mr Spooner will continue as Non-Executive Chairman in the interim and subsequently as Non-Executive Director.

Mesoblast Founder, Professor Silviu Itescu, said: "We wish to thank Michael for his hard work and significant contributions, and are confident that his insights at the Board level will continue to provide important guidance to the Mesoblast management team as the Company proceeds to new levels of clinical and commercial maturity."

About Mesoblast Limited

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a significant interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Mesoblast Limited

ABN: 68 109 431 870

Quarter ended ("current quarter"): 30 June 2007

Consolidated statement of cash flows

Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1 Receipts from customers:		
• Government commercial ready grant	-	656
•		
1.2 Payments for (a) staff costs (b) advertising and marketing (c) research and development (d) leased assets (e) other working capital	included in 1.7 below	included in 1.7 below
1.3 Dividends received		
1.4 Interest and other items of a similar nature received	206	939
1.5 Interest and other costs of finance paid		
1.6 Income taxes paid		
1.7 Other :		
▪ commercialisation costs	(1,685)	(8,112)
▪ general administration	(331)	(1,630)
Net operating cash flows	(1,810)	(8,147)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(1,810)	(8,147)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments	(521)	(3,881)
	(c) intellectual property	(9)	(35)
	(d) physical non-current assets	(55)	(162)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities	(130)	(259)
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(715)	(4,337)
1.14	**Total operating and investing cash flows**	(2,525)	(12,484)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	76	16,754
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	76	16,754
	Net increase (decrease) in cash held	(2,449)	4,270
1.21	Cash at beginning of quarter/year to date	14,506	7,855
1.22	Exchange rate adjustments to item 1.21	(2)	(70)
1.23	**Cash at end of quarter**	12,055	12,055

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(300)
1.25	Aggregate amount of loans to the parties included in item 1.11	(130)

1.26 Explanation necessary for an understanding of the transactions

Ref 1.24 = Payments made to directors are as follows:
$A'000
Donal O'Dwyer = 11
Byron McAllister = 9
Michael Spooner = 225
Silviu Itescu = 55

Ref.1.25 = Payment received from Angioblast to settle related party loan. Mesoblast holds a 34% investment in Angioblast.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Year to date (12 months) $A'000
4.1 Cash on hand and at bank	303	303
4.2 Deposits at call	5,936	5,936
4.3 Bank overdraft	-	-
4.4 Other (term deposits 30-90 days)	5,816	5,816
Total: cash at end of quarter (item 1.23)	12,055	12,055

Acquisitions and disposals of business entities – N/A

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement gives a true and fair view of the matters disclosed.



Sign here: .... Date: ..27th July 2007..........................
(Company secretary)

Print name: .....Kevin Hollingsworth..

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Item 1.9(b) – equity investment – A$3,881,000 YTD

The equity investment relates to the following:

(a) Section 1.4 (1) of the Supplementary Prospectus which reflects the agreement that on completion of the Mesoblast offer and its ASX listing, Mesoblast would pay A$2 million to Angioblast Systems Inc. as the first instalment to acquire 33.3 percent of equity interest in Angioblast Systems Inc. Mesoblast would then continue to pay quarterly instalments of A$1 million to Angioblast Systems Inc. up until quarter ending 31 December 2006. The YTD amount disclosed in 1.9(b) includes the last two quarterly instalments totalling $2m.

(b) On 23 November 2006 the shareholders at an Extraordinary General Meeting considered and passed the following resolution – "that pursuant to ASX Listing Rule 10.1, Chapter 2E of the Corporations Act 2001 (Cth) and for all other purposes approval is granted for the Company to invest up to Aus$8.5 million in additional funds to subscribe for up to 425,000 further preference shares (designated "Series B Preferred") in Angioblast Systems Inc."

The initial A$1 million was paid on 11 December 2006, and two further quarterly instalments of $360,000 each have also been paid this year. A further $161,000 has been paid to fund the agreed clinical trial program as per the Series B agreement. The total amount paid is therefore $3.881m and has been included in the YTD amount disclosed in 1.9(b).

+ See chapter 19 for defined terms.

asx announcement

SUCCESSFUL CLINICAL OUTCOMES IN STEM CELL HEART TRIAL
Heart Muscle Recovery Shown In All Patients

Key Points

- Successful conclusion of Australian stem cell Pilot Clinical Trial for heart disease
- Primary endpoint of safety at six months achieved with no cell-related adverse events
- All patients implanted with own, or autologous, cultured stem cells showed improvement in either symptoms of heart failure or heart function

Melbourne, Australia; 10 August 2007: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB;USOTC:MBLTY), today announced the successful conclusion of the Australian Cardiac Pilot Trial it had been conducting together with its United States-based sister company Angioblast Systems Inc. at John Hunter Hospital in New South Wales.

This trial successfully met the primary six-month endpoint of safety in patients suffering from severe coronary artery disease and heart muscle damage who were implanted with their own, or autologous, cultured cells.

Principal Investigator, Dr Suku Thambar, interventional cardiologist at John Hunter Hospital and medical researcher with the Hunter Medical Research Institute, said that no cell-related adverse events were seen in any of the six patients followed for up to six months, and that all six had shown improvement in either symptoms of heart failure or in heart function.

"We are extremely encouraged by the degree of improvement in heart function and clinical symptoms in these very ill patients," Dr Thambar said.

Specifically:

- Heart muscle recovery was seen in all six patients within three months of cell implantation, as defined by either improvement in symptoms of heart failure or heart function

- Four of the six patients were assessed as having a reduced class of heart failure symptoms, as defined by the New York Heart Association (NYHA) scale for congestive heart failure

- Three out of three patients with reduced heart function before cell implantation, as defined by ejection fraction, demonstrated sustained improvement at three and/or six months

- Five of the six patients had reduction in anginal symptoms and use of anti-anginal medications.

mesoblast
the adult stem cell company

asx announcement

Mesoblast Chairman, Mr Michael Spooner, said he was delighted with the results of the pilot trial, which support Mesoblast's significant equity investment in Angioblast Systems Inc and the intrinsic value associated with its cardiovascular and other applications.

Mesoblast Founder, Professor Silviu Itescu, said that both companies were very pleased with the relationship with Cordis Corporation and Biosense Webster, who provided their latest cardiac catheter technology to deliver the proprietary cultured cells to damaged heart muscle. .

"All future clinical trials of the platform technology will focus on delivery of allogeneic, or 'off the shelf', stem cell products in order to make available to the broadest number of patients a safe, reproducible, and highly effective therapy," Professor Itescu added.

About Mesoblast

Mesoblast Limited (ASX:MSB; USOTC:MBLTY) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a significant interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

mesoblast
the adult stem cell company

asx announcement

MESOBLAST'S STEM CELLS PROTECT KNEE CARTILAGE IN OSTEOARTHRITIS

Trial Results Identify Next Major Market Opportunity for Mesoblast

Key points:

- Mesoblast's allogeneic, or donor unrelated, adult stem cells protected knee joint cartilage against destruction in osteoarthritis preclinical trials
- Mesoblast's stem cells significantly increased thickness and mechanical strength of knee joint cartilage
- Injection of allogeneic stem cells into damaged knee joints was safe and caused no adverse events
- Results significantly expand Mesoblast's clinical applications and global commercial market opportunities to include major inflammatory diseases of cartilage, such as osteoarthritis.

Melbourne, Australia; 20 August 2007: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB;USOTC:MBLTY), today announced that preclinical trials of its patented adult stem cells had shown that the therapy significantly protected knee cartilage against damage in osteoarthritis.

The results of these trials signal Mesoblast's expansion of its clinical applications to inflammatory and degenerative diseases of joint cartilage, such as osteoarthritis, which affect over 43 million people annually in the United States alone.

"The results of this trial show for the first time that our off-the-shelf allogeneic stem cell product is effective for the treatment and protection of osteoarthritic joint cartilage," Mesoblast Founder, Professor Silviu Itescu, said.

"The osteoarthritis market represents at least as great a commercial opportunity for Mesoblast as does bone repair. Consequently, we will now seek to rapidly advance our new clinical program for the treatment of knee osteoarthritis," he said.

More than 10 million people in the US currently suffer from osteoarthritis of the knee, making it the most common joint disease. Osteoarthritis results in loss of cartilage which cannot repair itself after injury and for which there is no effective therapy. Current treatments attempt to alleviate painful symptoms but are unable to preserve the cartilage lining the joint. Moreover, many of the currently used pharmaceutical therapies are associated with severe side-effects and can even cause death. Joint replacement is often the only option for restoring function.

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870

asx announcement

With the support of the Australian Government's Commercial Ready Grant award, Mesoblast's cartilage trials evaluated the effectiveness and safety of the company's allogeneic (donor unrelated) adult stem cells to treat osteoarthritis of the knee in 48 sheep arthritic joints. The results showed that joint cartilage in osteoarthritic knees of animals receiving Mesoblast's stem cells had significantly greater thickness, reduced breakdown, and greater biomechanical strength three months after injection into the knee than did control joints receiving injections of hyaluronic acid.

The trial's principal investigator, Professor Rick Read at the Murdoch University in Western Australia, said: "We are delighted with the significant cartilage protective effects of Mesoblast's allogeneic cells in our large animal model of knee osteoarthritis, without any adverse events of the cells at all".

Mesoblast's Vice President for Cartilage Regenerative Programs, Professor Peter Ghosh, a world-renowned expert in diseases of cartilage, said the results obtained at three months were extremely encouraging.

"We are very excited by the results of these studies in a well-established model which we have used to test various anti-arthritic agents over the last 25 years."

Mesoblast will supply further details of its knee osteoarthritis clinical trial design and timing shortly.

About Mesoblast Limited

Mesoblast Limited (ASX:MSB;USOTC:MBLTY is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a significant interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com

mesoblast
the adult stem cell company

asx announcement

MESOBLAST NATIONAL TELEVISION COVERAGE

Melbourne, Australia; 29 August 2007: Australian adult stem cell company, Mesoblast Limited (ASX:MSB;USOTC:MBLTY), today confirmed that national news items broadcast on Channel 9 and Channel 7 last night focused on its adult stem cell cardiovascular trial.

The coverage included an interview with a patient involved in the cardiac trial using Mesoblast's specialist mesenchymal precursor cells and Dr Suku Thambar, interventional cardiologist at John Hunter Hospital and medical researcher with the Hunter Medical Research Institute in NSW.

In line with clinical trial protocols and The Privacy Act, Mesoblast will not publish the patient's name.

In the interests of fair and full disclosure, transcripts of the Channel 7 and Channel 9 news items follow.

Transcript Channel 9 - 6pm News, 28 August 2007

Newsreader: In medical news, there's new hope for people with severe heart disease following the results of clinical trials involving stem cell technology. Six patients had their own stem cells implanted into their hearts and the results were astounding.

Reporter: Despite having a quadruple bypass in his 50s, it's remained a battle for 69-year-old (patient) to take a simple walk outside.

Patient: I had all the treatment I could have had and I'd sort of reached the end of the road as far as that went.

Reporter: But thanks to an Australian breakthrough, his heart condition has now improved. (The patient) is one of six patients who's had rare adult stem cells injected into his heart muscle. A team at John Hunter Hospital discovered they could take the stem cells from a person's own bone marrow and cultivate them into 100 million cells in just eight weeks. Inside the heart those cells help to grow new tissue without causing rejection problems.

Cardiologist, Dr Suku Thambar: We found that some of the patients improved in terms of their symptoms and some of them improved in terms of their heart function.

Reporter: And after just three months, (the patient) had no chest pain at all.

Patient: I feel like I'm probably going to live forever now.

Reporter: Doctors will now look at extracting stem cells from young and healthy donors as opposed to the sick patients themselves. If all goes to plan, they could have an off-the-shelf treatment for cardiac patients within three years.

Transcript Channel 7 – 6pm News, 28 August 2007

Newsreader: Australian doctors are giving new hope to people suffering heart disease with a world first treatment using their own stem cells. Patients in New South Wales have been the first to try it with remarkable results.

Reporter: He's had a heart attack, a stroke and four bypasses but today (the patient) feels 10 years younger.

Patient: It is a miracle, yes. It's wonderful too.

Reporter: He's one of six Australians who took part in a revolutionary treatment at John Hunter Hospital in Newcastle. Doctors took stem cells from his bone marrow, grew them in a lab, and injected them into his heart.

Patient: I had 22 injections into my heart, 54 million cells.

Reporter: They hoped it would help the heart to repair itself by growing new blood vessels.

Cardiologist, Dr Suku Thambar: I have to say we were surprised by the degree of improvement in the heart function.

asx announcement

Reporter: All six patients in the trial grew new heart muscle within three months.

Dr Thambar: We had improvement in heart function in some of them, and improvements in symptoms in some of them.

Reporter: Five were able to reduce their medication.

The potential of this treatment is extraordinary when you consider that one Australian dies of cardiovascular disease every 10 minutes. There will be another trial in six months and doctors hope that within a few years it will be available around the world.

The technology could have other uses like growing new bones.

Future trials will also look at whether people can donate stem cells to help repair someone else's heart.

End of Segments

About Mesoblast Limited
Mesoblast Limited (ASX:MSB;USOTC:MBLTY) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a significant interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com

asx announcement

FINANCIAL YEAR END RESULTS
MESOBLAST ADVANCES INTO PHASE 2 TRIALS

Melbourne, Australia; 30 August 2007: Australian adult stem cell company, Mesoblast Limited (ASX:MSB; USOTC:MBLTY), today reported its results for the year ended 30 June 2007.

The Mesoblast Board of Directors is confident that both Mesoblast and its US-based sister company Angioblast Systems Inc. have sufficient capital to execute each company's commercial milestones in a timely and strategic manner.

At 30 June 2007, the total cash position was $12.5 million. The total funds at hand are sufficient to enable completion of two Phase 2 clinical trials, one in each field of orthopaedic and cardiovascular disease, under the guidelines of the US Food and Drug Administration (FDA).

The Phase 2 trials utilise the company's patented allogeneic or 'off the shelf' adult stem cells. This is in line with our unique business model to produce a low cost stem cell therapy obtained from one donor for use in up to thousands of unrelated recipients. Similarly to a pharmaceutical, this therapy will be available at the time and place of need and is expected to generate a high margin commercial return.

Both companies are advancing the shared platform technology for a variety of common diseases that have unmet medical needs and large market opportunities.

Mesoblast is commercialising the patented adult stem cells for orthopaedic indications such as spinal fusion, long bone fractures, degenerative intervertebral disc disease and arthritic cartilage degeneration in the knee and other joints.

Angioblast is commercialising the shared platform technology to treat diseases of the heart and blood vessels, including heart attacks, congestive heart failure, angina, peripheral vascular disease, and other applications.

The major achievements for both companies during the period to 30 June 2007 include:

- The United States Patent and Trade Mark Office (USPTO) granted a key patent which delivers to both Mesoblast and Angioblast a major commercial advantage and offers long term protection for the platform technology; the patent ensures that only Mesoblast and Angioblast can commercialise our proprietary adult stem cells, termed Mesenchymal Precursor Cells, in the US, the world's largest market for regenerative medicines.

mesoblast
the adult stem cell company

asx announcement

- Completion of patient enrolment in both pilot clinical trials utilising autologous (or patient's own) stem cells for non-healing, long bone fractures and heart failure accompanying coronary artery disease; no adverse events related to cell implantation were reported in any of the 16 patients implanted across both pilot trials.

- In the pilot clinical trial at The Royal Melbourne Hospital, each of the first five patients suffering from non-healing, long bone fractures who have completed follow-up have demonstrated complete bony union.

- In the pilot heart failure trial at John Hunter Hospital in New South Wales, heart muscle recovery was seen in all six patients within three months of cell implantation, as defined in either symptoms of heart failure or in heart function.

- Two Investigational New Drug (IND) submissions were each cleared by the FDA within 30 days of submission, to begin Phase 2 clinical trials of our allogeneic, or 'off-the-shelf', adult stem cells for spinal fusion and for heart attacks in major US medical centers.

- Preclinical trials have shown that Mesoblast's adult stem cells injected into the knee joints of animals with osteoarthritis resulted in cartilage protection and prevention of disease progression; these results expand the company's commercial opportunities into the treatment of cartilage diseases such as osteoarthritis.

Revenue during the period was $1.7 million (2006:$2.8 million). $0.9 million was received by way of interest from interest bearing deposits (2006:$0.6 million). The company also received a further $0.7 million (2006: $1.9 million) through an Australian Government Commercial Ready grant to develop new treatments for arthritis and other cartilage diseases.

Mesoblast's total operating expenses for the period were $10.4 million (2006:$11.1 million). Operating expenses included $4.6 million in research and development costs associated with clinical and preclinical trials (2006:$5.4 million). All R&D costs are written off in the year in which they are incurred. While there appears to have been a 14% fall in research and development costs, this is principally attributable to lower expenditures in cell manufacturing incurred this

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870 year following significantly greater upfront costs in this area last year; otherwise, research and development costs for clinical and preclinical studies have remained essentially stable.

Additionally, Mesoblast incurred Equity Accounted Losses from its investment in Angioblast of $1.7 million (2006:$1.9 million). This reflects Mesoblast's share of Angioblast's annual losses based on our equity ownership. These figures show a consistent spend on clinical and preclinical research and development activities by Angioblast as it progresses its applications of the shared platform technology.

In line with the above, Mesoblast's net loss for its second full year of operations was $8.7 million to 30 June 2007. This compares with a loss of $8.3 million to 30 June 2006.

Significant cash movements during the period included $3.9 million in milestone-linked payments to Angioblast bringing total investment at 30 June 2007 to $13.9 million. These payments are part of the company's overall $18.5 million investment to acquire a 39.2% interest in Angioblast and to jointly progress the company's adult stem cell technology platform.

About Mesoblast:

Mesoblast Limited (ASX:MSB; USOTC:MBLTY) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast Limited has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a substantial interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

END